BARRICK GOLD CORPORATION

Notice of Annual and Special Meeting of Shareholders

May 2, 2007

Management Proxy Circular

Table of Contents

Invitation to Shareholders

Notice of Annual and Special Meeting of Shareholders of Barrick Gold Corporation

March 19, 2007

Dear Shareholders:

On behalf of the Board of Directors, I would like to invite you to attend Barrick’s Annual and Special Meeting of Shareholders to be held on Wednesday, May 2, 2007 at 10:00 a.m. (Eastern Daylight Time) in the John Bassett Theatre of the Metro Toronto Convention Centre in Toronto, Ontario.

At the meeting, we will report to you on the Company’s performance in 2006 and our plans for the future. You will also be able to meet and ask questions of the Board of Directors and senior management.

The enclosed Management Proxy Circular describes the business to be conducted at the meeting. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy form.

If you are unable to attend the meeting in person, you may listen to a live webcast of the meeting, which will be available at www.barrick.com, starting at 10:00 a.m. (Eastern Daylight Time). The recorded version of the meeting will be available at www.barrick.com until the next Annual Meeting of Shareholders.

We hope that we will have the opportunity to welcome you to this year’s Annual and Special Meeting.

Sincerely,

PETER MUNK
Chairman

BARRICK GOLD CORPORATION

BCE Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

Notice of Annual and Special Meeting of Shareholders

     NOTICE is hereby given that the Annual and Special Meeting of the Shareholders (the “Meeting”) of Barrick Gold Corporation (the “Company” or “Barrick”) will be held in the John Bassett Theatre of the Metro Toronto Convention Centre, Toronto, Ontario on Wednesday, May 2, 2007 at 10:00 a.m. (Toronto time) in order to:

1.	receive the consolidated financial statements of the Company for the year ended December 31, 2006 and the auditors’ report thereon;

2.	elect directors;

3.	appoint auditors and authorize the directors to fix their remuneration;

4.	consider and, if deemed appropriate, pass a resolution amending the Stock Option Plan (2004) of the Company; and

5.	transact such other business as may properly be brought before the Meeting and any postponement or adjournment thereof.

     Barrick’s Board of Directors has fixed the close of business on March 14, 2007 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. Only the holders of record of Barrick common shares and Barrick Gold Inc. exchangeable shares are entitled to have their votes counted at the Meeting. Computershare Investor Services Inc., as the holder of the Barrick special voting share, will cast the votes attributable to the Barrick Gold Inc. exchangeable shares as instructed by the holders thereof. Holders who have acquired Barrick common shares after the record date are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of their name in the list of shareholders not later than ten days before the date of the Meeting.

                DATED at Toronto, Ontario, this 19th day of March, 2007.

By Order of the Board of Directors,

Sybil E. Veenman
Vice-President, Assistant General Counsel and Secretary

     Shareholders are cordially invited to attend the Meeting. Shareholders are urged to complete and return the enclosed proxy or voting instruction form promptly. To be effective, Barrick proxies must be received at the Toronto office of CIBC Mellon Trust Company, the Company’s registrar and transfer agent, by 5:00 p.m. (Toronto time) on May 1, 2007 or the last business day prior to any adjourned or postponed Meeting. Barrick Gold Inc. voting instruction forms must be received at the Toronto office of Computershare Investor Services Inc. by 5:00 p.m. (Toronto time) on April 30, 2007 or the second last business day before any adjourned or postponed Meeting. Shareholders whose shares are held by a nominee may receive either a voting instruction form or form of proxy and should follow the instructions provided by the nominee.

     Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Company’s registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the proxy’s validity or to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders.

BARRICK GOLD CORPORATION

BCE Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street, P.O. Box 212
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT PROXY CIRCULAR

       This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Barrick Gold Corporation (the “Company” or “Barrick”) for use at the Annual and Special Meeting of Shareholders (or any postponement or adjournment thereof) of Barrick (the “Meeting”) to be held at 10:00 a.m. (Toronto time) on Wednesday, May 2, 2007 in the John Bassett Theatre of the Metro Toronto Convention Centre, Toronto, Ontario for the purposes set forth in the accompanying Notice of Meeting.

      The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, Barrick has retained Kingsdale Shareholder Services Inc. to assist in the solicitation of proxies in the United States and Canada for estimated fees of Cdn$70,000. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by Barrick. The Company will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of common shares of Barrick (“Barrick Common Shares”) and Barrick Gold Inc. (formerly, Homestake Canada Inc.) exchangeable shares (“BGI Exchangeable Shares”). It is anticipated that copies of this Circular, the Notice of Meeting, and accompanying proxy form or voting instruction form will be distributed to shareholders on or about March 30, 2007.

      This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Barrick Common Shares, we have enclosed a proxy form that you can use to vote at the Meeting.

•	If you are a registered holder of BGI Exchangeable Shares, we have enclosed a voting instruction form that you can use to give the voting instructions that indirectly permit you to vote such shares.

•	If your Barrick Common Shares or BGI Exchangeable Shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided by the nominee.

      Unless otherwise indicated, the information in this Circular is given as at March 1, 2007.

      Unless otherwise indicated, all dollar references in this Circular are to United States dollars and all references to financial results are based on our financial statements prepared in accordance with U.S. GAAP. Unless otherwise indicated, all references to “US$” or “$” are to U.S. dollars and all references to “Cdn$” are to Canadian dollars. The annual average exchange rate for 2006 reported by the Bank of Canada was US$1.00 = Cdn$1.1341.

      These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and Barrick or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Barrick (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING INFORMATION

Voting Matters

      At the Meeting, shareholders are voting on the:

•	election of directors;

•	appointment of auditors and authorization of the Board of Directors to fix their remuneration; and

•	amendment of the Stock Option Plan (2004) of the Company.

Who Can Vote

      The record date for the Meeting is Wednesday, March 14, 2007. Holders of Barrick Common Shares or BGI Exchangeable Shares as of the close of business on Wednesday, March 14, 2007 are entitled to vote. Each Barrick Common Share is entitled to one vote on those items of business identified in the Notice of Meeting. Each BGI Exchangeable Share is entitled to exercise the same voting rights as 0.53 of a Barrick Common Share; these voting rights are exercised by Computershare Investor Services Inc. as the holder of the Barrick special voting share.

      If you have acquired Barrick Common Shares after the record date, you are entitled to vote those shares at the Meeting upon producing properly endorsed share certificates or otherwise establishing share ownership, and requesting the inclusion of your name in the list of shareholders not later than ten days before the date of the Meeting.

Voting Your Barrick Common Shares

          Registered Shareholders

      If you are a registered shareholder, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described under “ — Voting by Proxy”.

          Non-registered Shareholders

      Your Barrick Common Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder. Your nominee is required to seek your instructions as to how to vote your shares. You may vote your Barrick Common Shares through your nominee or in person.

      To vote your Barrick Common Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered shareholders to direct the voting of the Barrick Common Shares that they beneficially own.

      If you are a non-registered shareholder, to vote your shares in person at the Meeting, you should take the following steps:

(1)	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or form of proxy, and

(2)	follow the nominee’s instructions for return of the executed form or other method of response.

      Do not otherwise complete the form as your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

      If you will not be at the Meeting or do not wish to vote in person, you may still vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

          Your Proxy Vote

      On the proxy form, you can indicate how you want to vote your Barrick Common Shares, or you can let your proxyholder decide for you.

      All Barrick Common Shares represented by properly completed proxies received at the Toronto office of CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, May 1, 2007 or the last business day before any adjourned or postponed Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

      If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Barrick Common Shares will be voted as follows:

•	FOR the election of the 15 nominees as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2007 and the authorization of the directors to fix their remuneration; and

•	FOR the approval of the amendment of the Stock Option Plan (2004) of the Company.

          Appointing a Proxyholder

      A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Barrick. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Barrick, are appointed to act as your proxyholder.

      Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

          Revoking Your Proxy

      If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•	You may send another proxy form with a later date to the Toronto office of CIBC Mellon Trust Company, but it must reach CIBC Mellon Trust Company by 5:00 p.m. (Toronto time) on Tuesday, May 1, 2007 or the last business day before any adjourned or postponed Meeting.

•	You may deliver a signed written statement, stating that you want to revoke your proxy, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Tuesday, May 1, 2007, or the last business day before any adjourned or postponed Meeting, at BCE Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243 or 1-866-781-3111 (within Canada and the United States).

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy.

•	You may revoke your proxy in any other manner permitted by law.

Voting Your BGI Exchangeable Shares

      BGI Exchangeable Shares are each exchangeable at any time for 0.53 of a Barrick Common Share. Your BGI Exchangeable Shares give you essentially the same economic rights and, indirectly, the same voting rights that you would have if you held Barrick Common Shares. Each BGI Exchangeable Share entitles you to receive dividends from Barrick Gold Inc. (“BGI”) that are equivalent to the dividends paid on 0.53 of a Barrick Common Share. (You do not share in dividends or distributions payable on the BGI common shares, all of which are owned by a subsidiary of Barrick.) Each BGI Exchangeable Share entitles you to exercise the same voting rights as 0.53 of a Barrick Common Share. That is the reason we are sending you this proxy material. (Except as required by Ontario law, you do not exercise voting rights as a shareholder of BGI.)

      Computershare Investor Services Inc. (“Computershare”) serves as the trustee under the Voting, Support and Exchange Trust Agreement (as supplemented). As trustee, Computershare holds a special voting share of Barrick (the “Special Voting Share”) that enables it to vote on behalf of the holders of BGI Exchangeable Shares (other than Barrick and its subsidiaries) on all matters presented to holders of Barrick Common Shares in accordance with the instructions of holders of BGI Exchangeable Shares. Except as otherwise required by applicable law, the Special Voting Share has a number of votes attached to it equal to the number of BGI Exchangeable Shares outstanding from time to time which are not owned by Barrick and its subsidiaries multiplied by 0.53.

          Registered Shareholders

      If you are a registered shareholder of BGI Exchangeable Shares, you can vote by signing and returning the enclosed voting instruction form, or you can attend the Meeting and vote in person.

      The voting instruction form permits you to instruct Computershare to vote in respect of your BGI Exchangeable Shares. As a holder of BGI Exchangeable Shares, you are entitled to instruct Computershare to cast a number of votes equal to the number of Barrick Common Shares for which the BGI Exchangeable Shares held by you are exchangeable. You also can use your voting instruction form to name a proxy to represent you at the Meeting. To designate a proxy, simply fill in the name of the person that you wish to appoint to represent you in the space provided on the voting instruction form.

      On any ballot, Computershare will vote or withhold from voting, in accordance with your instructions, the applicable number of votes in respect of your BGI Exchangeable Shares represented by a properly completed voting instruction form (received by Computershare in the manner and within the time specified above) and where a choice has been specified in your voting instruction form with respect to any matter to be acted on, Computershare will vote such number of votes in accordance with those instructions.

      If you sign and return the voting instruction form, but do not give directions on how to vote your BGI Exchangeable Shares, you will be deemed to have voted, and Computershare will vote, as follows:

•	FOR the election of the 15 nominees as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as independent auditors for 2007 and the authorization of the directors to fix their remuneration; and

•	FOR the approval of the amendment of the Stock Option Plan (2004) of the Company.

      To be effective, voting instruction forms must be received by Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or by facsimile at (416) 263-9524 or 1-866-249-7775 (within North America), by 5:00 p.m. (Toronto time) on Monday, April 30, 2007 or the second last business day before any adjourned or postponed Meeting. That will give Computershare enough time to tabulate the voting instructions and vote on your behalf.

      To vote in person at the Meeting, you must bring your voting instruction form with you to the Meeting, naming yourself as proxy.

          Non-registered Shareholders

      If your shares are not registered in your own name but are held in the name of a nominee, there are two ways you can vote your BGI Exchangeable Shares. For your BGI Exchangeable Shares to be voted for you, follow the voting instructions provided by your nominee. If you wish to attend the Meeting and vote in person or name a person to represent you at the Meeting, you must have the nominee appoint you or the person you would like to represent you at the Meeting as a proxy.

          Revoking Your Voting Instructions for BGI Exchangeable Shares

      If you give voting instructions to Computershare, you may revoke the voting instructions at any time before the BGI Exchangeable Shares are voted by doing any one of the following:

•	You may send another voting instruction form with a later date to the Toronto office of Computershare, but it must reach Computershare by 5:00 p.m. (Toronto time) on Monday, April 30, 2007 or the second last business day before any adjourned or postponed Meeting to be sure that Computershare has enough time to process the change.

•	You may deliver a signed written statement, stating that you want to revoke your voting instructions, to the Secretary of the Company no later than 5:00 p.m. (Toronto time) on Monday, April 30, 2007, or the second last business day before any adjourned or postponed Meeting at BCE Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1 or by facsimile at (416) 861-8243 or 1-866-781-3111 (within Canada and the United States).

•	If you are a registered holder of BGI Exchangeable Shares, you may attend the Meeting, revoke your voting instructions to Computershare prior to commencement of the Meeting, appoint yourself as proxy and vote in person.

Interest of Certain Persons in Matters to be Acted Upon

      At the Meeting, shareholders will be asked to consider, and if thought appropriate, pass a resolution approving certain amendments to the Company’s Stock Option Plan (2004). See “Amendment of Stock Option Plan (2004)” on page 38. Directors who are officers or employees of Barrick (Messrs. Birchall, Mulroney, Peter Munk and Wilkins) as well as all of Barrick’s executive officers are eligible to participate in the Stock Option Plan (2004).

Additional Matters Presented at the Annual and Special Meeting

      The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

      If you sign and return the proxy form for Barrick Common Shares and any matter is presented at the Meeting in addition to the matters described in the Notice of Meeting, the Barrick officers named as proxies will vote in their best judgment. If you give Computershare authority to vote your BGI Exchangeable Shares, Computershare has advised Barrick that it will vote on any additional matters as recommended by Barrick’s management. When this Circular went to press, management of Barrick was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in such notice.

Voting Shares and Principal Holders

      The Barrick Common Shares and the Special Voting Share are the only shares entitled to vote directly at the Meeting. As at Wednesday, March 14, 2007, 864,708,818 Barrick Common Shares and one Special Voting Share were issued and outstanding. The holders of Barrick Common Shares are entitled to one vote per share. Computershare, the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares outstanding (excluding those owned by Barrick and its subsidiaries) multiplied by 0.53. Computershare will cast these votes as directed by the holders of the BGI Exchangeable Shares on the basis of 0.53 votes per BGI Exchangeable Share. To the extent that a BGI Exchangeable Shareholder does not provide a voting instruction form to Computershare, Computershare will not cast the corresponding votes. As of Wednesday, March 14, 2007, there were 1,366,015 BGI Exchangeable Shares outstanding that were not owned by Barrick or its subsidiaries, which would entitle the holder of the Special Voting Share to cast 723,987 votes at the Meeting.

      The presence of at least two people holding or representing by proxy at least 20% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

      To the knowledge of the directors and senior officers of Barrick, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, except Capital Research & Management Co. To the knowledge of the directors and senior officers of Barrick, which is based on Capital Research & Management Co.’s Schedule 13G filing with the U.S. Securities and Exchange Commission on February 12, 2007, Capital Research & Management Co. beneficially owns 132,280,140 Barrick Common Shares which is 15.3% of the issued and outstanding Barrick Common Shares as of March 14, 2007.

ELECTION OF DIRECTORS

      It is proposed that the 15 people listed below be nominated for election as directors of Barrick to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of Barrick and have been since the dates indicated. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

      Under the Company’s Corporate Governance Guidelines, any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

      Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of Barrick will be voted for the election of the proposed nominees. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Nominees for Election as Directors

      The following table sets forth for each nominee for election as director as of March 1, 2007: age; place of residence; present principal occupation and principal occupations held in the last five years if different; a brief description of the nominee’s principal directorships, memberships and education; the number of Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised;(1) the number of Deferred Share Units (DSUs) credited to the nominee; the number of outstanding options held by the nominee under Barrick’s stock option plans (there have been no stock option grants to non-management directors since May 2003); whether the nominee meets Barrick’s share ownership guidelines for directors; the date the nominee became a director of Barrick; current membership on Committees of the Board of Directors; record of attendance at meetings of the Board of Directors and its Committees during the 12 months ended December 31, 2006; and whether or not the Board of Directors has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Howard L. Beck, 73 Toronto, Ontario, Canada Shares: 189,144 DSUs: 9,961 Options: 100,000	Mr. Beck is a corporate director. Prior to November 2002, Mr. Beck was the Chairman of Wescam Inc., a company engaged in the design and manufacturing of stabilized imaging and transmission systems. Mr. Beck is also a trustee of Cineplex Galaxy Trust. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Barrick Board Details:
   • Director since 1984
   • Meetings attended: Board — 6 of 6 regular, 4 of 5 special;
      Audit Committee — 3 of 3(2)
   • Meets share ownership guidelines
• Independent

C. William D. Birchall, 64 Toronto, Ontario, Canada Shares: 150,000 DSUs: 3,801 Options: Nil	Mr. Birchall was appointed as the Vice Chairman of Barrick in July 2005. From 2004 to March 2007, Mr. Birchall was the Chief Executive Officer of ABX Financeco Inc., a Barrick subsidiary. From 1996 to 2001, Mr. Birchall was Vice Chairman of TrizecHahn Corporation, a real estate company. Mr. Birchall is also a director of Rogers Communications Inc. Mr. Birchall graduated from Merchant Taylor’s School. He is a Fellow of the United Kingdom Institute of Chartered Accountants.

Barrick Board Details:
   • Director since 1984
   • Meetings attended: Board — 6 of 6 regular, 4 of 5 special;
     Finance Committee (Chair) — 4 of 4; Environmental, Health and
     Safety Committee — 4 of 4
   • Meets share ownership guidelines
• Non-Independent (Vice Chairman of Barrick)

Donald J. Carty, 60 Dallas, Texas, USA Shares: 10,000 DSUs: 2,200 Options: Nil	Mr. Carty is Vice Chairman and Chief Financial Officer of Dell, Inc., a computer company. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Mr. Carty is the Chairman of Porter Aviation Holdings Inc. and Porter Airlines Inc. Mr. Carty is also a director of CHC Helicopter Corporation, Dell, Inc., Sears Holding Corp., and Big Brothers Big Sisters. He is a trustee of Southern Methodist University. He holds an undergraduate degree and an honorary doctor of laws from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Barrick Board Details:
   • Director since February 22, 2006
   • Meetings attended: Board — 6 of 6 regular, 2 of 3 special; Audit Committee — 5 of 5(3)
   • Meets share ownership guidelines
• Independent

Gustavo Cisneros, 61 Caracas, Venezuela Shares: Nil DSUs: 9,624 Options: 100,000	Mr. Cisneros is the Chairman and Chief Executive Officer of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board and a director of Univision Communications, Inc. He is a member of the advisory board of a number of organizations and universities, including the Council on Foreign Relations, The Americas Society, Columbia University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:
   • Director since 2003
   • Meetings attended: Board — 4 of 6 regular, 2 of 5 special
   • Meets share ownership guidelines
• Independent

Marshall A. Cohen, (4) 71 Toronto, Ontario, Canada Shares: 4,000 DSUs: 9,961 Options: 100,000	Mr. Cohen is Counsel of the law firm Cassels, Brock & Blackwell LLP. He is a director of a number of other companies, including American International Group, Inc., Collins & Aikman Inc. and TD Ameritrade, and Chairman of the Golf Town Income Fund. Mr. Cohen holds an undergraduate degree from the University of Toronto, a law degree from Osgoode Hall Law School and a master’s degree in law from York University. Mr. Cohen is Chairman of the Board of Governors of York University and an honourary director or governor of a number of non- profit organizations, including the C.D. Howe Institute and Mount Sinai Hospital. Mr. Cohen is an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 1988
   • Meetings attended: Board — 6 of 6 regular, 5 of 5 special; Corporate Governance and Nominating Committee (Chair) — 2 of 2; Compensation Committee — 5 of 6;
     Environmental, Health and Safety Committee — 1 of 2(5)
   • Meets share ownership guidelines
• Independent

Peter A. Crossgrove, 70 Toronto, Ontario, Canada Shares: 5,000 DSUs: 5,447 Options: 50,000	Mr. Crossgrove is a corporate director. Prior to May 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, a door manufacturing company. He is also a director of Quadra Logic Technologies Inc., Dundee REIT, Excellon Resources and West Timmins Mining Inc. Mr. Crossgrove is the Chairman of Cancer CARE Ontario and Chairman of the Canadian Association of Provincial Cancer Agencies. He holds an undergraduate degree from McGill University and Concordia University and a master’s degree in business administration from the University of Western Ontario. Mr. Crossgrove is a recipient of the Queen’s Jubilee Medal and an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 1993
   • Meetings attended: Board — 6 of 6 regular, 5 of 5 special; Environmental,
     Health and Safety Committee (Chair) — 4 of 4; Audit Committee — 8 of 8;
     Compensation Committee — 2 of 2(6)
   • Meets share ownership guidelines
• Independent

John W. Crow, 70 Toronto, Ontario, Canada Shares: 15,500(8) DSUs: 1,100 Options: Nil	Mr. Crow is President of J&R Crow Inc., an economic and financial consulting firm. He is also a director of Rockwater Capital Corporation, High Income Principal and Yield Corporation, High Income Preferred Shares Corporation, Coastal Income Corporation and OFI Income Fund. He is a Senior Fellow of the C.D. Howe Institute and the Chairman of Arts for Children of Toronto. Mr. Crow served as the Governor of the Bank of Canada from 1987 to 1994. Mr. Crow holds an undergraduate degree from Oxford University.

Barrick Board Details:
   • Director since February 22, 2006
   • Meetings attended: Board — 5 of 6 regular, 3 of 3 special;
     Audit Committee — 5 of 5; Finance Committee — 2 of 2(7)
   • Meets share ownership guidelines
• Independent

Robert M. Franklin, 60 Toronto, Ontario, Canada Shares: 35,958(10) DSUs: 1,100 Options: Nil	Mr. Franklin is President of Signalta Capital Corporation, an investment company. From 1993 to January 2006, he was the Chairman of the Board of Placer Dome Inc. Mr. Franklin is also Chairman of Photowatt Technologies Inc. and a director of Toromont Industries Ltd., Great Lakes Carbon Income Trust, First Uranium Corp. and Resolve Business Outsourcing Income Fund. He holds an undergraduate degree from Hillsdale College.

Barrick Board Details:
   • Director since February 22, 2006
   • Meetings attended: Board — 5 of 6 regular, 3 of 3 special;
     Environmental, Health and Safety Committee — 1 of 2(9);
     Corporate Governance and Nominating Committee — no meetings held subsequent to appointment on May 4, 2006
   • Meets share ownership guidelines
• Independent

Peter C. Godsoe, 68 Toronto, Ontario, Canada Shares: 1,500 DSUs: 5,626 Options: Nil	Mr. Godsoe is a corporate director. Prior to March 2004, he was the Chairman of the Bank of Nova Scotia, a financial services company, and prior to December 2003, the Chairman and Chief Executive Officer of the Bank of Nova Scotia. Mr. Godsoe is also the Chairman of Sobey’s Inc., and a director of Ingersoll-Rand Company, Lonmin PLC, Onex Corporation, Rogers Communications Inc. and Templeton Emerging Markets Investment Trust. In addition, he is a director of a number of non-profit organizations, including the Canadian Council of Christians and Jews, Mount Sinai Hospital and Atlantic Institute for Market Research. Mr. Godsoe holds an undergraduate degree from the University of Toronto and a master’s degree in business administration from Harvard University. He is a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ontario. Mr. Godsoe is a member of the Canadian Business Hall of Fame and an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 2004
   • Meetings attended: Board  — 6 of 6 regular, 4 of 5 special;
     Compensation Committee (Chair as of May 4, 2006) — 6 of 6;
     Corporate Governance and Nominating Committee — 2 of 2
   • Has until February 12, 2009 to meet share ownership guidelines
• Independent

J. Brett Harvey, 56 Venetia, Pennsylvania, USA Shares: 5,500 DSUs: 1,348 Options: Nil	Mr. Harvey is President, Chief Executive Officer and a director of CONSOL Energy Inc., a producer of coal, gas and electricity. He is also a director of CNX Gas Corporation. Mr. Harvey serves on the board of directors or advisory council of a number of energy industry associations, including the U.S. National Mining Association, Center for Energy & Economic Development, IEA Coal Industry Advisory Board, Waterways Council Inc., Coal Based Generation Stakeholders and the Bituminous Coal Operators’ Association. Mr. Harvey holds an undergraduate degree from the University of Utah.

Barrick Board Details:
   • Director since 2005
   • Meetings attended: Board: — 6 of 6 regular, 5 of 5 special;
     Compensation Committee — 4 of 4; Environmental, Health
     and Safety Committee — 2 of 2(11)
   • Has until December 15, 2010 to meet share ownership guidelines
• Independent

The Right Honourable Brian Mulroney, 67 Montreal, Quebec, Canada Shares: 1,000 DSUs: Nil Options: 400,000	Mr. Mulroney is the Chairman of Barrick’s International Advisory Board and a Senior Partner of the law firm Ogilvy Renault. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. He is Chairman of Quebecor World Inc. and a director of Archer Daniels Midland Company, Independent News and Media, PLC, Quebecor Inc. and Wyndham Worldwide Corporation. Mr. Mulroney is also Senior Counselor to HM Capital Partners, a private equity firm, and member of the international advisory council of a number of companies, including JP Morgan Chase & Co. and Independent News and Media, PLC. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Barrick Board Details:
   • Director since 1993
   • Meetings attended: Board — 6 of 6 regular, 5 of 5 special
   • Has until January 1, 2008 to meet share ownership guidelines
• Non-Independent (Chairman of Barrick’s International Advisory Board)

Anthony Munk, 46 New York, New York, USA Shares: 5,000 DSUs: 5,447 Options: 100,000	Mr. Anthony Munk is Managing Director of Onex Investment Corp., a diversified manufacturing and service company. He also serves as the Chairman of Cineplex Entertainment Corporation. Mr. Munk holds an undergraduate degree from Queen’s University.

Barrick Board Details:
   • Director since 1996
   • Meetings attended: Board — 6 of 6 regular, 5 of 5 special; Finance Committee — 4 of 4
   • Meets share ownership guidelines
• Non-Independent (member of the immediate family of the Chairman of Barrick)

Peter Munk, 79 Toronto, Ontario, Canada Shares: 2,000,000 (12) DSUs: Nil Options: 2,150,000	Mr. Peter Munk is the Founder and Chairman of Barrick. Prior to September 12, 2006, he was also Chairman of Trizec Properties, Inc., a real estate investment trust, and Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship and an Officer of the Order of Canada.

Barrick Board Details:
   • Director since 1984
   • Meetings attended: Board — 6 of 6 regular, 5 of 5 special
   • Meets share ownership guidelines
• Non-Independent (Chairman of Barrick)

Steven J. Shapiro, 54 Houston, Texas, USA Shares: 3,000 DSUs: 3,305 Options: Nil	Mr. Shapiro is a corporate director. Prior to May 2006, he was Executive Vice President, Finance and Corporate Development, and a director of Burlington Resources, Inc., an oil and gas exploration and production company. Prior to April 2005, he was Executive Vice President and Chief Financial Officer of Burlington Resources, Inc., and prior to January 2003, he was Senior Vice President and Chief Financial Officer of Burlington Resources, Inc. He is also a director of El Paso Corporation. He serves as chairman of the executive committee of the American Petroleum Institute’s general committee on finance. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Barrick Board Details:
   • Director since 2004
   • Meetings attended: Board — 6 of 6 regular, 5 of 5 special;
     Audit Committee (Chair) — 8 of 8; Corporate
     Governance and Nominating Committee — no meetings held subsequent to appointment on May 4, 2006
   • Has until September 1, 2009 to meet share ownership guidelines
• Independent

Gregory C. Wilkins, 51 Toronto, Ontario, Canada Shares: 47,500 DSUs: Nil Options: 1,735,767 RSUs: 180,431	Mr. Wilkins is President and Chief Executive Officer of Barrick. Prior to February 2003, he was a corporate director. Prior to May 2002, Mr. Wilkins was the Vice Chairman of TrizecHahn Corporation, a real estate company, and prior to March 2001, he was the President and Chief Operating Officer of TrizecHahn Corporation. He is also a director of Patheon Inc. and a member of the Cabinet for The Heart for University Health Network Campaign. Mr. Wilkins is a Chartered Accountant in Ontario and holds an undergraduate degree from Concordia University.

Barrick Board Details:
   • Director since 1991
   • Meetings attended: Board — 6 of 6 regular, 5 of 5 special; Finance Committee — 4 of 4
   • Meets share ownership guidelines
• Non-Independent (President and Chief Executive Officer of Barrick)

(1)	The information about Barrick Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of Barrick, has been furnished by the respective nominees. Unless otherwise indicated, (a) beneficial ownership is direct and (b) the person indicated has sole voting and investment power.

(2)	Mr. Beck was a member of the Audit Committee until May 4, 2006 and attended all of the meetings during 2006 prior to that date.

(3)	Mr. Carty was appointed as a director on February 22, 2006 and attended six of six regular board meetings and two of three special board meetings held subsequent to his appointment. Mr. Carty was appointed to the Audit Committee on May 4, 2006 and attended all of the meetings subsequent to his appointment.

(4)	Mr. Cohen is a director of Collins & Aikman Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Cohen was acting as a director for such company. On May 17, 2005, Collins & Aikman Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

(5)	Mr. Cohen was a member of the Environmental Health and Safety Committee until May 4, 2006 and attended one of two meetings during 2006 prior to that date.

(6)	Mr. Crossgrove was a member of the Compensation Committee until May 4, 2006 and attended all of the meetings during 2006 prior to that date.

(7)	Mr. Crow was appointed as a director on February 22, 2006 and attended five of six regular board meetings and three of three special board meetings held subsequent to his appointment. Mr. Crow was appointed to the Audit Committee and the Finance Committee on May 4, 2006 and attended all of the meetings of these committees subsequent to his appointment.

(8)	Mr. Crow owns 11,786 Barrick Common Shares directly, and J&R Crow Inc., of which Mr. Crow is President, owns 3,714 Barrick Common Shares.

(9)	Mr. Franklin was appointed as a director on February 22, 2006 and attended five of six regular board meetings and three of three special meetings subsequent to his appointment. Mr. Franklin was appointed to the Environmental, Health and Safety Committee on May 4, 2006 and attended one of two meetings held subsequent to his appointment. He was appointed to the Corporate Governance and Nominating Committee on May 4, 2006; no meetings of the Committee were held in 2006 subsequent to his appointment.

(10)	Mr. Franklin owns 26,396 Barrick Common Shares directly, and Signalta Capital Corp., of which Mr. Franklin is President, owns 5,848 Barrick Common Shares. In addition, Mr. Franklin exercises control over 3,714 Barrick Common Shares owned by a family member.

(11)	Mr. Harvey was appointed to the Compensation Committee and the Environmental, Health and Safety Committee on May 4, 2006 and attended all of the meetings of these committees held subsequent to his appointment.

(12)	Family members of Mr. Peter Munk own 1,600 common shares of Barrick (excluding those shares owned by Mr. Anthony Munk, who is a director of Barrick).

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The following outlines Barrick’s current corporate governance practices with respect to the various matters addressed by National Policy 58-201 — Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 — Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators, and the corporate governance standards adopted by the New York Stock Exchange (the “NYSE Standards”). Although, as a regulatory matter, the majority of the NYSE Standards are not directly applicable to Barrick as a Canadian company, Barrick has implemented a number of governance structures and procedures to comply with the requirements of the NYSE Standards. There are no significant differences between Barrick’s corporate governance practices and the NYSE Standards applicable to U.S. companies.

Constitution of the Board of Directors

      The Board of Directors is currently comprised of 16 directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance of an international corporation in the mining industry. It is proposed that 15 directors be elected at the Meeting. Mr. Joseph Rotman, who has served as a director of Barrick since 1984, will retire from the Board at the Meeting.

      Consistent with the NYSE Standards and National Instrument 58-101, to be considered “independent” the Board of Directors must make an affirmative determination, by a resolution of the Board as a whole, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder or officer of another entity that has a relationship with the Company). In each case, the Board broadly considers all relevant facts and circumstances.

      A director will not be deemed to be “independent” if, within the preceding three years:

a)	the director was employed by the Company or any of its indirect subsidiaries;

b)	an immediate family member of the director was employed by the Company as an executive officer;

c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor or within the last three years (but no longer) a partner or employee of such a firm and personally worked on the Company’s audit within that time;

d)	the director is a current employee of the Company’s internal or external auditor;

e)	an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice;

f)	a director, or an immediate family member, received more than Cdn$75,000 annually in direct compensation from the Company, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

g)	a director is or was employed as an executive officer of another company where any of the Company’s current executives serve on that company’s compensation committee;

h)	an immediate family member of the director is or was employed as an executive officer of another company where any of the Company’s current executives serve on that company’s compensation committee;

i)	a director is an executive officer or an employee of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater; or

j)	an immediate family member is an executive officer of a company that makes payments to or receives payments from the Company for property or services in an amount that exceeds in any single fiscal year $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

      An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home.

      A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues.

      With the assistance of the Corporate Governance and Nominating Committee, the Board of Directors has considered the relationship to Barrick of each of the nominees for election by the shareholders and has determined that 10 of the 15 directors nominated for election at the Meeting are independent (H.L. Beck, D.J. Carty, G. Cisneros, M.A. Cohen, P.A. Crossgrove, J.W. Crow, R.M. Franklin, P.C. Godsoe, J.B. Harvey, and S.J. Shapiro). Four of the directors who are considered non-independent are officers or employees of Barrick (C.W.D. Birchall, B. Mulroney, P. Munk and G.C. Wilkins). One of the non-independent directors (A. Munk) is a member of the Chairman’s family. The following table sets out the relationship of directors to the Company.

Independence Status of Director Nominees

Not
Name	Management	Independent	Independent	Reason for Not Independent Status

Howard L. Beck		✓
C. William D. Birchall	✓		✓	Vice-Chairman
Donald J. Carty		✓
Gustavo Cisneros		✓
Marshall A. Cohen		✓
Peter A. Crossgrove		✓
John W. Crow		✓
Robert M. Franklin		✓
Peter C. Godsoe		✓
J. Brett Harvey		✓
Brian Mulroney	✓		✓	Chairman of Barrick’s International Advisory Board
Anthony Munk			✓	Member of the Chairman’s family
Peter Munk	✓		✓	Chairman of the Board of Directors
Steven J. Shapiro		✓
Gregory C. Wilkins	✓		✓	President and Chief Executive Officer

      For a list of other principal directorships held by each of the nominees for election at the Meeting, see “Election of Directors — Nominees for Election as Directors” beginning on page 6.

          Interlocking Relationships

      The following table lists the Barrick directors who served together on the boards of directors of other publicly traded companies as at December 31, 2006:

Company	Director	Committees Served

Rogers Communications Inc.	C. William D. Birchall	Audit Finance/Executive
	Peter C. Godsoe	Compensation Corporate Governance Finance/Executive Nominating

Functioning of the Board of Directors

      Barrick has an experienced Board of Directors that has made a significant contribution to Barrick’s success. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to supervise the business and affairs of Barrick and that there are sufficient systems and procedures in place to allow the Board to function independently. The Board holds regularly scheduled sessions throughout the year during which the independent directors meet in the absence of the non-independent directors and management. The independent sessions are presided over by the Lead Director, P.C. Godsoe. The Lead Director was elected by the independent directors to preside at the independent sessions and to perform such other duties as the Board may determine. Six independent sessions were held during 2006.

      The Board of Directors is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

      In order to delineate the roles and responsibilities of each, the Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer. The responsibilities of the Chairman of the Board include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

      The Board has adopted a process to evaluate the functioning of the Board, each of the Committees and individual directors. As part of such process, each of the members of the Board and the members of each Committee complete detailed evaluation questionnaires relating to the Board and the relevant Committee. Completed questionnaires are returned to outside legal counsel, who compile the results and review such results with the Chairman of the Corporate Governance and Nominating Committee. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee and are reported to the full Board.

      New members of the Board of Directors are provided with the necessary information about Barrick, its business and the factors that affect its performance by management and by other members of the Board. In addition, the Board or the Committees receive updates as necessary with respect to applicable regulatory or other requirements relating to the role and responsibilities of directors, the Board or the relevant Committee. The Board and the Committees also receive presentations from management from time to time relating to specific aspects of the Company’s business.

      Action by the Board of Directors or Committees may be taken at a regularly held meeting or at a meeting held by conference call or by written consent. There were six regularly scheduled meetings and five special meetings of the Board of Directors during 2006. For the record of attendance at Board and Committee meetings of the nominees for election as directors at the Meeting, see “Election of Directors — Nominees for Election as Directors” beginning on page 6.

Committees of the Board

      The Board of Directors has established five Committees, all of which have written mandates. Such mandates include a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and leading the Committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate. A copy of the mandate for each of the Committees is posted on Barrick’s website at www.barrick.com.

          Corporate Governance and Nominating Committee

      The purpose of the Corporate Governance and Nominating Committee is to assist the Board in establishing Barrick’s corporate governance policies and practices generally, identifying individuals qualified to become members of the Board, reviewing the composition of the Board and its Committees, evaluating the functioning of the Board and its Committees on an annual basis, and to make recommendations to the Board of Directors as appropriate. The Committee’s mandate provides that in considering nominees to the Board of Directors, the Committee shall consider the current composition of the Board and assess the ability of candidates to contribute to the effective oversight of the management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that are appropriate and beneficial to Barrick. The Committee is also responsible for Barrick’s response to the Canadian Guidelines and the NYSE Standards and for reviewing and approving the annual disclosure relating to such guidelines and standards. The Committee holds regular in camera sessions, during which the members of the Committee meet in the absence of management. The Committee’s mandate grants it sole authority to retain and terminate legal or other advisors, including any search firm to be used to identify candidates for nomination as directors, including sole authority to approve the search firm’s fees and other retention terms. The Committee’s mandate requires the Committee to evaluate the functioning of the Committee on an annual basis.

      The Committee identifies candidates for appointment as independent directors, both through individuals known to the Committee or other members of the Board and with the assistance of an external search firm. The Committee reviews Barrick’s corporate governance practices and procedures, oversees annual evaluations of the functioning of the Board, its

Committees and individual directors and reviews Barrick’s Corporate Governance Guidelines. In 2007, the Committee adopted a majority voting policy in respect of the Meeting and subsequent annual shareholders meetings. See “Election of Directors.”

      The Corporate Governance and Nominating Committee is comprised entirely of independent directors (M.A. Cohen, P.C. Godsoe, R.M. Franklin and S.J. Shapiro). There were two meetings of the Committee during 2006. All of the members of the Committee attended all of the meetings. A. A. MacNaughton was a member of the Committee until May 4, 2006 and attended all of the meetings in 2006 prior to that date. R.M. Franklin and S.J. Shapiro became members of the Committee on May 4, 2006, and there were no meetings of the Committee subsequent to that date.

          Audit Committee

      The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of Barrick’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to Barrick’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

      The Committee is responsible for retaining and terminating, and/or making recommendations to the Board and the shareholders relating to the retention or termination of the external auditors and communicating to them that they are ultimately accountable to the Committee and the Board as the representatives of the shareholders. The Committee also reviews the external audit plan and the results of the audit, reviews with the external auditors any audit problems or difficulties and management’s response, approves all audit engagement fees and terms and pre-approves all permitted non-audit services to be performed by the external auditors. The Committee reviews and recommends to the Board for approval the Company’s annual and quarterly financial statements and related management’s discussion and analysis and discusses with management the Company’s earnings press releases, as well as the type of financial information and earnings guidance (if any). The Committee reviews and discusses with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting and the responsibilities and effectiveness of the Company’s internal audit function. The Committee also discusses with management the Company’s processes with respect to risk assessment and risk management as they relate to internal controls over financial reporting. The Committee reviews and discusses with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance.

      The Committee has direct communication channels with the Company’s internal and external auditors. All of the members of the Committee are financially literate and at least one member has accounting or related financial management expertise. The Board has determined that S.J. Shapiro, a member of the Committee, is an “audit committee financial expert” as defined by U.S. Securities and Exchange Commission (SEC) rules. The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Committee and Board of Directors who do not carry this designation. Other members of the Committee are also experienced audit committee members and may qualify as “audit committee financial experts”, however, the Board has only made the specific determination in respect of Mr. Shapiro.

      The Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee has set a hiring policy for employees or former employees of the external auditors. The Committee holds regular in camera sessions during which it meets separately with each of management, the head of internal audit and the external auditors. The mandate of the Committee grants it sole authority to retain and terminate legal, accounting or other advisors, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

      The Audit Committee is comprised entirely of independent directors (S.J. Shapiro, D.J. Carty, J.W. Crow and P.A. Crossgrove). H.L. Beck was a member of the Committee until May 4, 2006, and D.J. Carty and J.W. Crow became members of the Committee on May 4, 2006. There were eight meetings of the Committee during 2006. All of the members of the Committee attended all of the meetings held in 2006 while they were members.

      The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. P.A. Crossgrove and J.W. Crow each currently serve on the audit committees of three other public companies. The Board has determined that the service of these directors on the audit committees of such other companies does not impair their respective ability to effectively serve on the Committee, particularly given their experience as directors of public companies and the fact that each is retired from full-time employment.

      For additional information regarding the Committee, including the text of the Committee’s mandate, please refer to the Company’s Annual Information Form.

          Compensation Committee

      The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Barrick’s compensation policies and practices and administering Barrick’s share compensation plans. The Committee reviews and makes recommendations to the Board with respect to the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the performance of the Chief Executive Officer in light of those goals and objectives, and recommends to the Board the compensation level of the Chief Executive Officer based on this evaluation. The Committee is also responsible for reviewing and making recommendations to the Board with respect to director and senior management compensation and succession planning for the Chief Executive Officer and other senior executives. When granting stock options, the Committee determines the number of shares covered by each grant and the terms and conditions of the option, subject to the specific provisions of the plan and the approval of the Board of Directors. The Committee reviews the remuneration of the directors from time to time to ensure that it properly reflects the responsibilities associated with being an effective director. The Committee holds regular in camera sessions, during which it meets in the absence of management. The mandate of the Committee grants it sole authority to retain and terminate legal or other advisors, including compensation consultants, including sole authority to approve the advisors’ fees and other retention terms. The Committee’s mandate also requires the Committee to evaluate the functioning of the Committee on an annual basis.

      The Compensation Committee is comprised entirely of independent directors (P.C. Godsoe, M.A. Cohen, J.B. Harvey and J.L. Rotman). A.A. MacNaughton and P.A. Crossgrove were members of the Committee until May 4, 2006, and J.B. Harvey became a member of the Committee on May 4, 2006. There were six meetings of the Compensation Committee in 2006. All of the members of the Committee attended all of the meetings held in 2006 while they were members, with the exception of J.L. Rotman who did not attend one meeting.

          Environmental, Health and Safety Committee

      The purpose of the Environmental, Health and Safety Committee is to review environmental and health and safety policies and programs, to oversee Barrick’s environmental and health and safety performance, to monitor current and future regulatory issues and to make recommendations, where appropriate, on significant matters in respect of environmental and health and safety matters to the Board.

      The Committee is comprised of three independent directors (P.A. Crossgrove, R.M. Franklin and J.B. Harvey) and one non-independent director (C.W.D. Birchall). M.A. Cohen was a member of the Committee until May 4, 2006, and J.B. Harvey became a member of the Committee on May 4, 2006. There were four meetings of the Environmental, Health and Safety Committee during 2006, as well as a site visit to the Lead Mine reclamation property in South Dakota. All of the members of the Committee attended all of the meetings held in 2006 while they were members, with the exception of M.A. Cohen and R.M. Franklin who each did not attend one meeting.

          Finance Committee

      The purpose of the Finance Committee is to assist the Board in monitoring and reviewing the financial structure and investment and financial risk management programs of the Company generally and to make recommendations to the Board of Directors in respect of such matters as appropriate.

      The Finance Committee is comprised of three non-independent directors (C.W.D. Birchall, A. Munk and G.C. Wilkins) and one independent director (J.W. Crow). A.A. MacNaughton was a member of the Committee until May 4, 2006, and J.W. Crow became a member of the Committee on May 4, 2006. The fact that a majority of the members are not independent is balanced by the fact that the recommendations of the Committee are considered by the full Board of Directors. There were four meetings of the Finance Committee during 2006. All of the members of the Committee attended all of the meetings held in 2006 while they were members.

Corporate Governance Guidelines

      The Board of Directors has adopted a set of Corporate Governance Guidelines to promote the effective functioning of the Board and its Committees and to set forth a common set of expectations as to how the Board should manage its affairs and perform its responsibilities. Among other things, the Corporate Governance Guidelines establish: minimum attendance requirements for directors; minimum share ownership requirements for directors (prior to 2007, the requirement was set at Barrick Common Shares and/or Deferred Share Units having a value of at least $200,000 to be achieved within a five-year period, and the requirement was increased to $250,000 as of January 1, 2007); and a mandatory retirement age for directors of 70 years (with directors serving on the Board as at January 1, 2003 being exempt). In addition to the mandatory retirement age, directors are required to tender their resignation for consideration by the Corporate Governance and Nominating Committee and the Board upon the occurrence of certain events such as a failure to meet minimum attendance requirements, a change in principal occupation or country of residence, or any other change in personal or professional circumstances that might reasonably be perceived as adversely affecting the director’s ability to effectively serve as a director of Barrick. A copy of the Corporate Governance Guidelines is posted on Barrick’s website at www.barrick.com and a shareholder may request a printed copy.

      Barrick’s Corporate Governance Guidelines require that directors make every effort to attend the annual meeting of shareholders. 14 of 16 directors attended the 2006 annual meeting. G. Cisneros and J.W. Crow were not able to attend the meeting.

Code of Business Conduct and Ethics

      Barrick has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of Barrick. The Code addresses, among other things: conflicts of interest; compliance with laws and regulations; financial controls and records; corporate opportunities; protection and proper use of Company assets; confidentiality; and fair dealing. In conjunction with the adoption of the Code, Barrick has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters.

      Any waivers of the Code of Business Conduct and Ethics may generally only be granted by the Chief Executive Officer or the General Counsel. However, any waiver of the Code for directors or executive officers, may only be granted by the Board of Directors or a Committee of the Board and will be disclosed to shareholders as required by applicable laws. No waivers of the Code have been granted.

      The Code of Business Conduct and Ethics was developed in consultation with the Corporate Governance and Nominating Committee. The Audit Committee also exercises oversight with respect to the Code and receives periodic reports from management with respect to any reports of alleged violations of the Code. Supervisory and administrative employees are required to complete an annual certification confirming that they understand and agree to abide by the requirements of the Code, that they are in compliance with the requirements of the Code and that they are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

      A copy of the Code of Business Conduct and Ethics is posted on Barrick’s website at www.barrick.com and a shareholder may request a printed copy.

Shareholder Communications

      Barrick has procedures in place to provide for effective communications with its shareholders. Barrick’s management includes an investor relations department with individuals experienced in, and dedicated to, working closely with members of the investment community, institutional investors and individual shareholders, and the Company has procedures in place to obtain and appropriately deal with feedback from its shareholders. In addition, the Company has adopted a Disclosure Policy that confirms its commitment to providing timely, factual and accurate disclosure of material information about the Company to its shareholders, the financial community and the public.

      Shareholders may communicate directly with the Lead Director or the Chairman of the Corporate Governance and Nominating Committee by sending correspondence, marked to the attention of the Lead Director or the Chairman of the Corporate Governance and Nominating Committee, care of the Secretary at the address of the Company set out at the beginning of this Circular.

International Advisory Board

      As Barrick’s activities expanded internationally, the Board of Directors determined in 1995 that the Company would benefit from the participation of certain additional senior members of the global business and political communities. Barrick has established an International Advisory Board to provide advice as required to the Board of Directors and management on geo-political and other strategic issues affecting the Company. The International Advisory Board meets approximately once per year and its members make themselves available regularly for consultation and assistance with specific matters.

EXECUTIVE COMPENSATION

Composition and Role of the Compensation Committee

      The members of the Compensation Committee are P.C. Godsoe, M.A. Cohen, J.B. Harvey, and J.L. Rotman. None of the members of the Compensation Committee is or formerly was an officer or employee of Barrick or its subsidiaries, and each member of the Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101. A.A. MacNaughton was a member of the Committee until his retirement from the Board of Directors on May 4, 2006. Until December 4, 2002, Mr. MacNaughton served as a non-executive Vice Chairman of Barrick, but he received no remuneration for acting in that position.

      The Compensation Committee is responsible for, among other things:

•	Reviewing and making recommendations to the Board of Directors with respect to Barrick’s compensation policies and practices;

•	Reviewing and making recommendations to the Board of Directors with respect to the compensation of the Chairman and of the Chief Executive Officer;

•	Reviewing and approving the compensation of other senior executive officers as recommended by the Chief Executive Officer;

•	Reviewing and making recommendations to the Board relating to succession planning with respect to the Chief Executive Officer and other senior executives; and

•	Administering Barrick’s stock option, restricted share unit, and directors’ deferred share unit plans.

      The Compensation Committee bases its recommendations on Barrick’s established policies and on the performance of the individual and of the Company.

Report on Executive Compensation

          Compensation Philosophy and Objectives

      Barrick’s fundamental goal is to create value for shareholders. In serving this goal the compensation program is designed around the following objectives:

•	Align the interests of executive officers with the short and long-term interests of shareholders;

•	Link executive compensation to the performance of the Company and the individual;

•	Leverage performance through emphasis on variable compensation to reinforce key business imperatives and strategy;

•	Reinforce the key elements of the Company’s strategy and align the executive team with the strategy; and

•	Compensate executive officers at a level and in a manner that ensures Barrick is capable of attracting, motivating and retaining individuals with exceptional skills.

      The Company seeks to achieve the objectives of the compensation program through three key compensation elements for our executive officers: (1) base salary, (2) annual performance bonus, and (3) long-term incentives (LTI) consisting of stock options and restricted share units (RSUs). Because Barrick’s success is ultimately dependent on a balanced focus between shorter-term financial and operational results and longer-term investments in both mines and the organization, the Company generally intends to deliver approximately 50% of total compensation (base salary plus annual performance bonus plus LTI) to executive officers in the form of long-term incentives. LTI also plays a critical role in retaining our executive team given that competition is currently intense in this tight market for mining talent. Additionally, over 70% of the total compensation opportunity the Company provides to executive officers is performance-based. This ties total compensation to critical business imperatives and company performance.

      The Company also provides an Executive Retirement Plan to our executive officers in addition to other benefits and perquisites as discussed below under “— Executive Retirement Plan” and “— Other Benefits and Perquisites”. It is our intention to provide a total remuneration package (base salary plus annual performance bonus plus LTI plus Retirement Plan) to executive officers that is targeted at the median of our peer group when goals are achieved, while providing opportunities for top quartile pay for superior performance by both the individual executive and the Company.

      During 2006, the Compensation Committee retained a compensation consultant, Semler Brossy Consulting Group LLC, to provide information in support of the annual compensation review of the Chief Executive Officer and other senior management. For the Named Executive Officers, Barrick’s peer group is its primary source of competitive compensation practices and levels. Semler Brossy reviewed Barrick’s peer group to ensure that it remained appropriate and reflective of the companies with which Barrick competes for talent or capital. The criteria for the review were selected to ensure that peers were similar to Barrick in size, scope, and complexity of operations. These criteria included:

•	Gold and/or diversified metals mining companies with a concentration in exploration, development, and mining/production;

•	Market capitalization ranging from one-third to three times that of Barrick; and

•	Global reach beyond a company’s home country with operations, in most cases, in several countries and at least two other continents.

Under these criteria, the peers largely remained the same as previous years, with the exclusion of Placer Dome Inc., as it was acquired by Barrick in 2006 and the addition of two gold producers, Goldcorp Inc. and Freeport-McMoRan Copper & Gold, Inc. The resulting eleven companies are:

Alcan Inc.	Newmont Mining Corp.
Anglo American plc	Phelps Dodge Corp.
BHP Billiton plc	Rio Tinto plc
Freeport-McMoRan Copper & Gold, Inc.	Teck Cominco Limited
Goldcorp Inc.	Xstrata plc
Inco Ltd.

      For purposes of total remuneration levels, Semler Brossy reviewed compensation data from all eleven companies and reviewed data from available metals and mining surveys as secondary reference points. For assessing competitive pay practices and structure, Semler Brossy reviewed the practices of the eleven mining peer companies, plus a broader group of companies in the extractive industries; however, they relied more heavily on North American-based mining peer companies as the Company’s primary market for talent, since there can be significant differences in compensation practices across countries. For example, in the United Kingdom, retirement benefits are much more prominent in the compensation packages than they are in the United States.

          Review of 2006 Performance

      2006 was a successful year for Barrick and its shareholders as Barrick delivered on its objectives including:

•	Successful integration of Placer Dome assets and talent;

•	Delivering results at our operating and development sites;

•	Reinforcing environmental, health, safety and sustainability;

•	Strengthening the organization; and

•	Growing the business.

      Highlights for 2006 based on Company performance are summarized below:

      During 2006

•	Barrick reported record financial results with net income of $1.51 billion and operating cash flow of $2.12 billion. Year-over-year earnings per share increased 136% while operating cash flow per share grew 84%.

•	Barrick acquired and integrated Placer Dome, and is on track to realize $200 million of synergies resulting from the acquisition in 2007. As well, Barrick concluded the sales of certain Placer Dome mines, including its interest in the South Deep Mine, for total proceeds of over $3.1 billion.

•	Barrick met its original production and total cash costs guidance for both gold and copper. Barrick produced 8.64 million ounces of gold at an average total cash cost per ounce of $282 and 367 million pounds of copper at total cash costs per pound of $0.79.(1)

•	Barrick continued to grow its business by advancing projects in its exploration and development pipeline. The Company had proven and probable gold mineral reserves of 123 million ounces(2), based on a $475-per-ounce gold price, at December 31, 2006, received environmental approvals in Chile and Argentina for the Pascua-Lama Project, and commenced production at the Cowal Mine in Australia which is the first facility in the world to obtain International Cyanide Institute Certification.

•	Barrick continued to show leadership in reinforcing environmental and regulatory compliance and improved safety with a 40% reduction in global lost time incident frequency compared to 2005.

•	Barrick eliminated the legacy Placer Dome gold hedge position and reduced its corporate gold sales contracts by an aggregate amount of over 9 million ounces. The Company further strengthened its balance sheet by issuing $1 billion in copper-linked notes.

          Components of Executive Compensation

          Base Salary

      Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in the attraction and retention of highly qualified executives. Base salaries are reviewed annually to ensure they reflect the individual’s expertise and performance in fulfilling his role and responsibilities and remain externally competitive. The Chief Executive Officer received a 2007 salary increase of 13%. See “— Compensation of the Chief Executive Officer” below. The other Named Executive Officers received 2007 salary increases of ranging from 10% to 22%. The increases reflect and are aligned with the Company’s compensation philosophy and competitive market practice.

(1)	Total cash costs is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs exclude amortization expense and inventory purchase accounting adjustments. For further information on this performance measure see pages 34 to 36 of the Company’s Financial Report 2006.

(2)	Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, 1.88 million ounces of the Cortez reserve, Buzwagi and Pueblo Viejo are classified as mineralized material. For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 128 to 136 of Barrick’s Financial Report 2006.

          Annual Performance Bonus

      The annual performance bonus is a short-term variable element of compensation linking pay to annual performance that drives shareholder value. The link to performance is attained by rewarding executives approximately equally for the achievement of specific financial, operating and other corporate goals and the achievement of their individual objectives for the year.

      Ultimately, Barrick’s performance objective is to increase share price. With that in mind, Barrick relies on a number of measures that support this objective to determine the annual performance bonus. Share price is driven by financial results (earnings per share, operating cash flow per share and net asset value per share) which are in turn driven by key operating measures (gold and copper production and total cash cost) that are assessed during the performance review. These financial and operating goals are, in the long-term, driven by strategic imperatives such as mine development, cost management/supply initiatives, reserve performance, corporate development and organizational performance. Annual milestones based on these business imperatives are also assessed during the performance review. Barrick also has a strong commitment to the environment, health and safety, and community relations. Therefore, measures such as environmental protection and regulatory compliance, building the Barrick safety culture and the effectiveness of community and government relations are also assessed during the performance review. Finally, there is an equal emphasis on individual measures which reflect specific individuals’ responsibilities derived from corporate goals in order to ensure strong personal accountability of executive officers.

      Targeted bonuses are set at 100% of base salary for the Chief Executive Officer and 75% of base salary for the other Named Executive Officers, which is consistent with competitive bonus opportunities. When performance ratings of “meets expectations” are awarded (for both individual objectives and corporate goals), executives earn 100% of their targeted bonus. Consistent with the Company’s philosophy of paying for performance, the Committee incorporated significant differentiation of actual awards for both Company and individual performance. These awards may exceed or fall short of the respective target based on performance ratings.

      Based on 2006 performance as described above, the four Named Executive Officers other than the Chief Executive Officer received actual bonuses that ranged from 180% to 229% of targeted awards. For a discussion of the bonus awarded to Mr. Wilkins, see “— Compensation of the Chief Executive Officer” below.

          Long Term Incentives

      Long term incentives (LTI) are annual performance-based grants consisting of stock options and restricted stock units (RSUs). The awards are intended to align executive interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. Currently, 37 officers of the Company are annually eligible to receive LTI awards comprised of stock options and RSUs, and approximately 1,400 senior managers globally are eligible to receive RSUs.

      LTI awards are targeted at the median of the peer group, but recipients may earn a greater or lesser value based on their performance and the performance of the Company. Using the same measures and performance ratings discussed in “— Annual Performance Bonus” to determine the size of the awards, officers may be granted awards that are 100% to 150% of their targeted LTI awards for performance at targeted levels to superior performance. No awards are granted for performance below targeted levels. In determining whether an LTI award will be granted and the value of any award, the Committee considers the amount and terms of outstanding LTI awards.

      Barrick provides a portion of the LTI award in RSUs. While both options and RSUs are tied to share price, the incentive and retentive value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, RSUs continue to provide an incentive for executives to remain with Barrick during such periods, while continuing to tie compensation to share price performance, since the value of the RSU increases or decreases with the share price.

      LTI awards are generally granted annually in December in conjunction with the last Board of Directors meeting of the fiscal year. At this meeting, Company and individual officer performance is assessed against the pre-established goals resulting in the determination of both the annual performance bonus award and LTI award.

          Stock Options

      Stock option grants to executives play an important role in building shareholder value since they are directly linked to increases in the wealth of shareholders. In 2006, the number of options granted was determined by dividing the value of the LTI award allocated to options by a fair value determined by a lattice model including expected forfeitures.

      Stock options are granted with an exercise price at not less than the closing price of the Barrick Common Shares on the trading day immediately prior to the date of grant and vest over four years. A four-year vesting period is commensurate with competitive practice and aids in retention of key personnel. Options expire seven years from the date of grant. They are not transferable, and repricing of options is expressly prohibited.

          Restricted Share Units

      In lieu of granting actual shares, a specific number of RSUs that each have a value equal to one Barrick Common Share is granted. The number of units is determined by dividing the value of the LTI award allocated to RSUs by the closing price of Barrick’s Common Shares on the business day immediately prior to the date of grant. RSUs vest and will be paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

          Executive Retirement Plan

      Consistent with competitive practice, Barrick provides an Executive Retirement Plan (“Retirement Plan”) to help attract and retain a highly qualified executive team. The Retirement Plan is a defined contribution cash balance plan providing supplemental retirement benefits to selected executives. The Retirement Plan covers all officers of the Company except Mr. Peter Munk, the Chairman, and Mr. Birchall, the Vice-Chairman. Currently, 36 officers of the Company, including all of the Named Executive Officers, participate in the Retirement Plan. Pursuant to the Retirement Plan, an amount equal to 15% of the officer’s salary and bonus for the year is accrued and accumulated with interest until retirement. Participants are eligible to receive payouts upon retiring after attaining age 55, with the option of receiving the payout as a lump sum or in monthly installments.

      If a participant’s employment is terminated, other than for just cause, the participant will receive the total amount credited to the account at the date of termination. No payments under the Retirement Plan are made in the event of termination for just cause. Upon a participant’s death, the amounted credited to the participant’s account will be paid in a lump sum to the beneficiary. As of December 31, 2006, the total accrued Retirement Plan liability was $11,733,625, an increase of $3,849,544 from the accrued liability at December 31, 2005. See “— Change in Control Arrangements” for payments made upon termination following a change of control.

          Other Benefits and Perquisites

      Barrick provides competitive benefits and perquisites to executives to aid in the attraction and retention of highly qualified executives. Benefits include life insurance, medical and dental benefits, as well as disability coverage. Perquisites include automobile and parking benefits and financial counseling.

          Compensation of the Chief Executive Officer

      The components of total compensation for the Chief Executive Officer are the same as those which apply to other senior executive officers of Barrick, namely, annual salary and performance bonus, and long-term incentives. Gregory C. Wilkins has served as President and Chief Executive Officer since February 12, 2003.

      Consistent with the Company’s philosophy of targeting salaries and performance bonuses for the Company’s executive officers at median levels of executives in Barrick’s peer group, Mr. Wilkins’ annual salary is intended to reflect annual salaries paid to the chief executive officers in the peer comparison group identified under “— Compensation Philosophy and Objectives”.

      During 2006, Mr. Wilkins was paid a salary of $1,237,104. In determining his compensation, the Committee gave equal weight to Company and individual performance. In December 2006, the Committee reviewed Mr. Wilkins’ performance, taking into consideration his leadership role in strategy implementation, operating and financial performance, project development and organizational development of the Company, a summary of which is provided under “— Review of 2006 Performance” above. This assessment resulted in the Committee awarding Mr. Wilkins a performance bonus of $3,000,000 (243% of his 2006 annual salary) in recognition of the Company’s performance and his performance during 2006. Mr. Wilkins’ salary was increased to $1,400,000 effective January 1, 2007 (a 13% increase from his 2006 salary). In addition, on December 12, 2006, Mr. Wilkins was granted a LTI award of 185,767 stock options and 87,153 restricted share units. The stock options were granted at an exercise price of $30.41, the closing price on the Toronto Stock Exchange on the date immediately preceding the date of grant, converted to U.S. dollars using the Bank of Canada closing rate on that date. In assessing the appropriate LTI award level for Mr. Wilkins, the Committee considered the objectives of the Company’s long-term incentive plans and the amount and terms of Mr. Wilkins’ outstanding LTI awards. Mr. Wilkins’ total compensation in 2006, including total cash compensation, equity compensation and amounts accrued under the Retirement Plan was $9,380,006.

          Change in Control Arrangements

      In March 2004, Barrick entered into change-in-control agreements with Messrs. Kinver, Davidson, Garver, and Sokalsky (each a “Covered Executive”) in order to induce them to remain employed by the Company in the event of a change in control (as defined in the agreements). In the event of a change in control, Barrick has agreed with each of the Covered Executives that if their employment is terminated by the Company (other than for cause, disability or retirement) or the Covered Executive terminates his employment for good reason (as defined in the agreements) at any time within one year following the change in control, such individual will be entitled to receive, among other things:

•	Three times his annual salary based upon the greater of (a) the salary paid to the Covered Executive for the fiscal year next preceding the fiscal year during which the change in control occurs; and (b) the salary which would have been payable to the Covered Executive (based upon the agreed salary rate in effect immediately preceding the change in control for the 12 months immediately following the change in control (in addition to any unpaid salary already earned);

•	Three times an amount equal to the greater of (a) the agreed yearly target bonus (if any) which is payable to the Covered Executive immediately prior to the change in control; and (b) the average of the yearly bonus amounts paid or payable to the Covered Executive over the last three completed fiscal years next preceding the change in control;

•	Three times the amount that would have been credited to the Covered Executives’ benefit under the Retirement Plan during the year (in addition to the amounts already accrued in the Retirement Plan);

•	Immediate vesting of stock options that will remain exercisable for the lesser of three years or their remaining term to expiry;

•	Immediate vesting of all of RSUs pursuant to the Restricted Share Unit Plan;

•	Job relocation counseling services for up to 18 months after termination;

•	The continuation of all life insurance, medical, dental, health, and accident and disability plans until the earlier of three years after termination, the Covered Executive’s normal retirement date, or the Covered Executive’s commencement of full time employment with a new employer;

•	The continued use of the automobile benefit until three years after termination; and

•	Gross-up payments for tax purposes.

The agreement also requires the Covered Executives to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

      Also in March 2004, Barrick entered into a change in control agreement with Mr. Wilkins. In the event of a change in control (as defined in the agreement), Barrick has agreed with Mr. Wilkins that if his employment is terminated by the Company (other than for cause, disability or retirement) or Mr. Wilkins terminates his employment with or without good reason (as defined in the agreement) at any time within one year he will be entitled to receive the same change in control compensation benefits as outlined above for Messrs. Davidson, Garver, Kinver and Sokalsky. Mr. Wilkins’ change in control agreement also provides that in the event he intends to terminate his employment with the Company other than for good reason, he will agree to remain as President and Chief Executive Officer for a period of up to six months beyond his intended resignation date if so requested by the Board of Directors.

      Additionally, certain other officers and certain members of management of the Company are participants in a Change of Control Severance Plan, which provides for severance benefits, including severance payments calculated with reference to various factors such as seniority and length of service with the Company in the event of a termination of employment following a change in control (as defined in the plan).

          Share Ownership Expectation

      Barrick requires its Named Executive Officers to own a minimum amount of Barrick Common Shares to further align the interests of executives with those of shareholders, as outlined below. The executive officers are required to hold Barrick Common Shares equivalent to the relevant multiple of their 2003 pre-tax salary by 2008. Required and actual share ownership is outlined below for the CEO and the Named Executive Officers. Executives may designate unvested RSUs such that they will count towards this total until vesting. As of December 31, 2006, each of the Chief Executive Officer and the other Named Executive officers had met their share ownership expectation.

			Actual Share Ownership of
	Share Ownership		Named Executive Officers			Ownership Multiple of
	Requirement Policy		at December 31, 2006(1)			2003 Pre-Tax Salary(2)

		Ownership
		Multiple of	Directly	RSUs		Based on	Based on
		2003 Pre-	Held	Subject to	Total	Directly Held	Total
Named Executive Officer	Title	Tax Salary	Shares	Vesting	Ownership	Shares Only	Ownership

Gregory C. Wilkins	President and Chief Executive Officer	3	$1,461,100	$5,550,064	$7,011,164	2.1	10.2
Peter J. Kinver	Executive Vice President and Chief Operating Officer	2	Nil	$2,783,620	$2,783,620	Nil	7.0
Alexander J. Davidson	Executive Vice President, Exploration and Corporate Development	1	Nil	$2,426,261	$2,426,261	Nil	7.6
Patrick J. Garver	Executive Vice President and General Counsel	1	Nil	$2,364,719	$2,364,719	Nil	6.0
Jamie C. Sokalsky	Executive Vice President and Chief Financial Officer	1	Nil	$2,194,574	$2,194,574	Nil	5.6

(1)	Based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2006, which was Cdn.$35.85, converted to US$30.76 using the Bank of Canada noon rate on that day.

(2)	Barrick’s Share Ownership Requirement Policy requires each Named Executive Officer to hold the relevant multiple of the officer’s 2003 pre-tax salary. At December 31, 2006, each of the Named Executive Officers also met the relevant minimum required share ownership multiple of his 2006 pre-tax salary based on total ownership of Barrick Common Shares and RSUs subject to vesting.

          Compensation Consultant Advice

      During 2006, the Committee engaged an outside consulting firm, Semler Brossy Consulting Group LLC, to provide information in support of the annual compensation review of the Chief Executive Officer and other senior management as well as the compensation review of the Board of Directors. Semler Brossy provided analysis of market trends and practices with respect to executive and board director pay levels and pay program design, recommendations for peer group composition, data on total compensation offered for similar executive positions as well as board directors in Barrick’s peer group, and guidance on compensation plan design. The decisions made by the Committee are the responsibility of the Committee and may reflect factors and considerations other than information and recommendations provided by Semler Brossy.

      In the 2006 fiscal year, Semler Brossy’s fees as the Compensation Committee’s consultant totaled $258,000. The Company also paid Semler Brossy $10,500 during 2006 for services rendered in connection with employee communication materials for the Project Completion Bonus Program.

      The foregoing report is submitted by the Compensation Committee of the Board of Directors:

Peter C. Godsoe (Chairman)
Marshall A. Cohen
J. Brett Harvey
Joseph L. Rotman

PERFORMANCE GRAPH

      The following graph compares the total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange on December 31, 2001 with the cumulative total return of the S&P/ TSX Global Gold Index (formerly, the S&P/ TSX Capped Gold Index) and the S&P/ TSX Composite Index for the five most recently completed financial years.

      The total cumulative shareholder return for Cdn$100 invested in Barrick Common Shares on the Toronto Stock Exchange was Cdn$147.93 as compared with Cdn$236.12 for the S&P/ TSX Global Gold Index and Cdn$181.87 for the S&P/ TSX Composite Index.

Cumulative Value of CDN $100 Investment

from December 31, 2001 to December 31, 2006

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

     The following graph compares the total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange on December 31, 2001 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index and the S&P 500 Index for the five most recently completed financial years. The total cumulative shareholder return for US$100 invested in Barrick Common Shares on the New York Stock Exchange was US$202.17 as compared with US$280.24 for the PHLX Gold & Silver Sector (XAU) Index and US$135.02 for the S&P 500 Index.

Cumulative Value of US $100 Investment

from December 31, 2001 to December 31, 2006

(1)	Dividends paid on Barrick Common Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index and the PHLX Gold & Silver Sector (XAU) Index are total return indices, and they include dividends reinvested.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

      The table below provides compensation information for the three financial years ended December 31, 2006 for the Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of Barrick (collectively referred to as the “Named Executive Officers”) measured by base salary and cash bonus during the financial year ended December 31, 2006. Compensation, which is paid in Canadian dollars, is reported in U.S. dollars. For the purpose of presentation of cash-based compensation, the rate of exchange used to convert Canadian dollars to U.S. dollars is the annual average exchange rate reported by the Bank of Canada for the relevant year, except for the bonus paid to the Named Executive Officers in 2005 and 2006 and the award of RSUs in 2006 which were approved by the Compensation Committee in U.S. dollars and for which the U.S. dollar amounts approved by the Compensation Committee are reported. The annual average rates reported by the Bank of Canada are: 2006 — 1.1341, 2005 — 1.2116, and 2004 — 1.3015. For the purpose of presenting the value of current year awards of restricted share units in 2005 and 2004, the rate of exchange used to convert Canadian dollars to U.S. dollars is the Bank of Canada noon rate on the applicable grant date.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

					Securities	Current Year
					Under Options	Awards
				Other Annual	Granted(2)	Restricted	LTIP	All Other	Total
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	($)/(#)	Share Units(3)	Payouts(4)	Compensation(5)	Compensation

Gregory C. Wilkins	2006	$1,237,104	$3,000,000	Nil	1,785,221/185,767	$2,650,000	Nil	$707,681	$9,380,006
President and	2005	1,072,961	1,500,000	Nil	609,750/75,000	1,302,417	Nil	429,891	4,915,019
Chief Executive Officer	2004	922,013	998,847	Nil	2,482,500/375,000	1,029,944	Nil	304,486	5,737,790
Peter Kinver	2006	699,233	1,058,000	$53,037	862,959/89,788	1,297,500	$108,863	296,294	4,375,886
Executive Vice President	2005	590,129	750,000	47,391	406,500/50,000	801,483	Nil	218,067	2,813,570
and Chief Operating	2004	499,424	549,366	Nil	993,000/150,000	411,978	Nil	161,131	2,614,899
Officer
Alexander J. Davidson	2006	617,230	1,060,000	49,201	862,863/89,788	1,297,500	587,829	299,614	4,774,237
Executive Vice President,	2005	536,893	611,000	Nil	1,422,000/200,000	610,134	Nil	207,312	3,387,339
Exploration and	2004	449,481	364,964	38,611	744,750/112,500	308,963	695,021	146,747	2,748,537
Corporate Development
Patrick J. Garver	2006	639,273	863,000	Nil	684,338/71,211	1,132,500	718,465	281,005	4,318,581
Executive Vice President	2005	569,495	639,000	Nil	406,500/50,000	642,187	Nil	223,662	2,480,844
and General Counsel	2004	499,424	499,424	Nil	868,875/131,250	360,480	926,687	179,548	3,334,438
Jamie C. Sokalsky	2006	577,550	779,000	Nil	654,585/68,115	1,105,000	544,284	251,304	3,911,723
Executive Vice President	2005	513,371	576,000	Nil	406,500/50,000	578,081	Nil	199,269	2,273,221
and Chief Financial Officer	2004	449,481	364,964	Nil	1,406,750/212,500	308,963	926,687	147,453	3,604,298

(1)	Perquisites and other personal benefits do not exceed the lesser of Cdn$50,000 and 10% of the total annual salary and bonus for the Named Executive Officers, except for Mr. Kinver in 2005 and 2006 and Mr. Davidson in 2004 and 2006. The perquisites and other personal benefits exceeding 25% of the total perquisites and other personal benefits for each of these officers in the relevant years were as follows:

			Executive
			Long-Term
			Disability Plan	Financial
	Year	Car Lease	Premium	Counseling

P. J. Kinver	2006	$20,712	$14,817	$11,198
	2005	19,387	13,869	12,036
A. J. Davidson	2006	14,609	18,691	12,058
	2004	12,730	10,956	11,889

(2)	The figures shown in this column reflect the number of options granted to Named Executive Officers and their fair value, as of the grant date, for each of 2006, 2005 and 2004. The fair value of each option is an estimate calculated by Barrick using an option pricing model. For stock options prior to September 30, 2005, Barrick used the Black-Scholes model to determine the fair value of stock options. For options after this date, Barrick used the Lattice model, as calculated by an external consulting firm, to determine the fair value of stock options. Our model may not be identical to the model used by other companies as it is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. For the most recent option grant in December 2006, the key Lattice assumptions were a risk-free interest rate of 4.6% — 5.1%, a dividend yield of 0.7%, share price volatility of 30% — 35% and an expected term of 4.5 years. Using these assumptions, the Lattice value of the options granted to the Named Executive Officers in December 2006 is approximately $9.61 per option.

(3)	Amounts shown represent the value of restricted share units (“RSUs”) granted for the specified fiscal years. RSUs in respect of fiscal 2006 were awarded on December 12, 2006. As at December 31, 2006, the aggregate number and value of RSUs held by the Named Executive Officers were as follows: G.C. Wilkins — $5,550,064, consisting of 180,431 RSUs; P.J. Kinver — $2,783,620 consisting of 90,495 RSUs; A.J. Davidson — $2,426,261, consisting of 78,877 RSUs; P.J. Garver — $2,364,719, consisting of 76,876 RSUs; and J.C. Sokalsky — $2,194,574, consisting of 71,345 RSUs. The value of RSUs held as of December 31, 2006 is based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2006, which was Cdn.$35.85, converted to U.S. $30.76 using the Bank of Canada noon rate as of that day. RSUs vest and become payable on the third anniversary of the date of grant. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

(4)	The amounts for 2004 for Messrs. Garver, Davidson and Sokalsky are payouts of RSUs that were granted to these officers in 2001. The amount for 2006 for Messrs. Kinver, Garver, Davidson and Sokalsky are payouts of RSUs that were granted to these officers in 2003.

(5)	Amounts include amounts accrued pursuant to the Executive Retirement Plan (see “Report on Executive Compensation — Executive Retirement Plan” on page 23) and the dollar value of dividend equivalents credited in respect of RSUs during 2006.

     The following table provides information on restricted share units granted in 2006 to the Named Executive Officers.

Long-Term Incentive Awards During Financial Year Ended December 31, 2006(1)

	Number of
	Restricted	Maturity or
Name	Share Units	Payout Date

Gregory C. Wilkins	87,153	December 12, 2009
Peter J. Kinver	42,672	December 12, 2009
Alexander J. Davidson	42,672	December 12, 2009
Patrick J. Garver	37,246	December 12, 2009
Jamie C. Sokalsky	36,341	December 12, 2009

(1)	Each restricted share unit (“RSU”) has a value equal to one Barrick Common Share. RSUs vest and will be paid out in cash on the third anniversary of the date of grant, with each RSU having a value equal to the then current market price of one Barrick Common Share. Additional RSUs are credited to reflect dividends paid on Barrick Common Shares.

OPTIONS OF NAMED EXECUTIVE OFFICERS

      The following table provides information on the stock options granted in 2006 to the Named Executive Officers.

Option Grants During Financial Year Ended December 31, 2006(1)

				Market Value of
		% of		Common Shares
		Total Options		Underlying
	Common Shares	Granted to	Exercise or	Options on the
	under Options	Employees in	Base Price	Date of Grant
Name	Granted	2006	($/Share)	($/Share)	Expiration Date

Gregory C. Wilkins	185,767	17.0%	$30.41	$30.10	December 11, 2013
Peter J. Kinver	89,788	8.2%	30.41	30.10	December 11, 2013
Alexander J. Davidson	89,788	8.2%	30.41	30.10	December 11, 2013
Patrick J. Garver	71,211	6.5%	30.41	30.10	December 11, 2013
Jamie C. Sokalsky	68,115	6.2%	30.41	30.10	December 11, 2013

(1)	The options were granted on December 12, 2006. All option grants were made under the Stock Option Plan (2004). Options vest and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the date of grant. Options were granted at an exercise price equal to the closing price on the Toronto Stock Exchange on the date immediately preceding the date of grant, converted to U.S. dollars using the Bank of Canada closing rate on that day. Each option expires seven years after the date of its grant. The market value of the common shares underlying options on the date of grant is based on the closing price on the Toronto Stock Exchange on the date of grant, converted to U.S. dollars using the Bank of Canada closing rate on that day.

Aggregate Option Exercises During Financial Year Ended December 31, 2006

and Year-End Option Values

      The following table provides information on the exercise of options and the aggregate number of options held by each Named Executive Officer for the year ended December 31, 2006.

					Value of Unexercised
	Common		Unexercised Options at		In-the-Money Options at
	Shares	Aggregate	December 31, 2006		December 31, 2006(2)
	Acquired	Value
Name	on Exercise	Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Gregory C. Wilkins	—	—	1,056,250	679,517	7,939,747	3,533,042
Peter J. Kinver	—	—	320,000	279,788	2,016,791	1,182,356
Alexander J. Davidson	145,000	1,294,302	321,750	334,538	1,366,316	1,695,531
Patrick J. Garver	153,125	1,401,736	149,500	190,836	813,782	717,165
Jamie C. Sokalsky	180,000	1,897,275	296,250	224,365	1,659,793	977,379

(1)	Converted from Canadian dollars to U.S. dollars using the Bank of Canada noon rate as at December 31, 2006.

(2)	The value of unexercised options is based on the closing price on the Toronto Stock Exchange of the Barrick Common Shares as at December 31, 2006, which was Cdn$35.85, converted to US$30.76 using the Bank of Canada noon rate as at December 31, 2006.

COMPENSATION OF DIRECTORS

      The Compensation Committee reviews Barrick’s director compensation arrangements to ensure that they are competitive in light of the time commitments required from directors and align directors’ interests with those of shareholders. Directors who are not officers of Barrick or any of its subsidiaries are compensated for their services as directors through a combination of fees. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Barrick.

Remuneration

      In 2006, non-management directors received the following remuneration for their services as directors:

Director retainer	$75,000 per year
Audit Committee chair retainer	$15,000 per year
Other Committee chair retainer	$10,000 per year
Board meeting attendance fee	$1,000 per meeting
Committee meeting attendance fee	$1,000 per meeting

      In the fourth quarter of 2006, the Compensation Committee retained Semler Brossy Consulting Group LLC to review Barrick’s director compensation program with the objective of ensuring that the program supports both good governance practices and the Company’s business needs. Semler Brossy conducted an assessment of competitive board pay practices for Barrick’s peer group and supplemented the peer analysis with general industry survey data for the United States and Canada where appropriate. They also interviewed almost all directors and the Chief Executive Officer to gain board member and management perspectives on the director compensation program. Following their review, Semler Brossy developed directional recommendations with respect to pay levels and program design. Semler Brossy determined that the overall pay for Barrick’s directors was below the U.S./ Canadian peer median and the general industry survey medians and noted that in general, director compensation has increased significantly over the last few years due to greater demands on non-employee directors. Following this review, the Compensation Committee adopted the following new director compensation arrangements, effective as of January 1, 2007:

•	Total compensation is increased to a flat fee of $165,000, which is paid 55% in Deferred Share Units and 45% in cash, with the option to elect to receive 100% of the annual retainer in DSUs. All meeting attendance fees are eliminated.

•	The Audit Committee chair’s retainer is increased from $15,000 to $20,000. The retainers for the other committee chairs are maintained at their current levels ($10,000).

•	Audit Committee members receive an additional $3,000 annual retainer to recognize their relatively higher work load compared to other committee members.

•	The current share ownership guideline is increased from $200,000 to $250,000.

Directors’ Deferred Share Unit Plan

      Pursuant to Barrick’s Directors’ Deferred Share Unit Plan, directors are required to receive a portion of their annual retainer in the form of Deferred Share Units (“DSUs”). DSUs are a bookkeeping entry, with each DSU having the same value as a Barrick Common Share. Prior to January 1, 2007, directors were required to receive 50% of the basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in the form of DSUs. As of January 1, 2007, directors are required to receive 55% of their $165,000 annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. DSUs must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick Common Shares.

Individual Director Compensation

      The following table shows the amounts, before withholdings, that each director received in cash and DSUs in 2006 for his services as a director.

		Committee	Board	Committee	Total Fees
	Board	Chairman	Attendance	Attendance	Paid in Cash	Portion of Board
	Retainer(1)	Retainer	Fee	Fee	and DSUs	Retainer Taken
Name	($)	($)	($)	($)	($)	in Cash or DSUs

Howard L. Beck	75,000	Nil	10,000	3,000	88,000	100%	DSUs
C. William D. Birchall(2)	Nil	Nil	Nil	Nil	Nil	Nil
Donald J. Carty(3)(4)	64,167	Nil	8,000	6,000	78,167	100%	DSUs
Gustavo Cisneros	75,000	Nil	6,000	Nil	81,000	100%	DSUs
Marshall A. Cohen	75,000	10,000	11,000	8,000	104,000	100%	DSUs
Peter A. Crossgrove(5)	75,000	10,000	11,000	16,000	112,000	50%	Cash
						50%	DSUs
John W. Crow(3)	64,167	Nil	8,000	7,000	79,167	50%	Cash
						50%	DSUs
Robert M. Franklin(3)	64,167	Nil	9,000	1,000	74,167	50%	Cash
						50%	DSUs
Peter C. Godsoe	75,000	6,593	10,000	7,000	98,593	100%	DSUs
J. Brett Harvey(5)	75,000	Nil	11,000	8,000	94,000	50%	Cash
						50%	DSUs
Brian Mulroney(2)	Nil	Nil	Nil	Nil	Nil	Nil
Anthony Munk	75,000	Nil	11,000	4,000	90,000	50%	Cash
						50%	DSUs
Peter Munk	Nil	Nil	Nil	Nil	Nil	Nil
Joseph L. Rotman	75,000	Nil	9,000	5,000	89,000	50%	Cash
						50%	DSUs
Steven J. Shapiro	75,000	11,250	11,000	8,000	105,250	50%	Cash
						50%	DSUs
Gregory C. Wilkins	Nil	Nil	Nil	Nil	Nil	Nil

Total	$867,501	$37,843	$115,000	$73,000	$1,093,344

(1)	Pursuant to the Directors’ Deferred Share Unit Plan, $37,500 of the 2006 Board retainer was required to be paid in DSUs, with the option to elect to receive 100% of the retainer in DSUs.

(2)	Messrs. Birchall, Mulroney, Peter Munk, and Wilkins receive compensation as officers or employees of Barrick and do not receive additional compensation for serving as directors. With respect to Mr. Mulroney, see “— Other Compensation Arrangements” below.

(3)	Messrs. Carty, Crow and Franklin were appointed to the Board of Directors on February 22, 2006.

(4)	Mr. Carty also received the Committee Attendance Fee for attending the meeting of the Audit Committee on May 3, 2006, in advance of becoming a member of the Audit Committee on May 4, 2006.

(5)	The Committee Attendance Fee for each of Messrs. Crossgrove and Harvey includes $2,000 for attendance at a two-day site visit of the Lead Mine reclamation property in South Dakota.

Other Compensation Arrangements

      Mr. Mulroney is also employed as Chairman of Barrick’s International Advisory Board. Mr. Mulroney acts as an ambassador for Barrick and advances Barrick’s interests in various areas, including North America, South America, Africa, Asia and the former Soviet Union. In his capacity as Chairman of the International Advisory Board, Mr. Mulroney receives an annual salary, bonus and other compensation. Mr. Mulroney is also a partner of Ogilvy Renault, Montréal, Québec, a law firm which from time to time provides legal services to Barrick.

Share Ownership Requirement

      Barrick has minimum share ownership requirements for directors, pursuant to which directors are required to own Barrick Common Shares or DSUs having a value established by the Board. Prior to 2007, the requirement was at least $200,000, to be achieved by 2008 or within a period of five years from the date the individual became a director, whichever is earlier. As of January 1, 2007, the share ownership requirement was increased to $250,000. The table below sets forth, as at December 31, 2006, the number of Barrick Common Shares owned by each director, the number of DSUs held by each director, the change from December 31, 2005 to December 31, 2006, and how much each director is required to invest to meet the minimum share ownership requirements set by the Company. For Mr. Wilkins, see the specifics that apply to him as President and Chief Executive Officer in “Report on Executive Compensation — Share Ownership Expectation” on page 25. The total value of Common Shares and DSUs is the amount each director has at stake in the Company as at December 31, 2006.

						Amount
						Needed to
						Meet the	Date at Which
				Total Number of	Total Value of	Shareholding	Shareholding
		Number of	Number of	Common Shares	Common Shares	Requirement	Requirement
Director	Year	Common Shares	DSUs(1)	and DSUs	and DSUs ($)(2)	($)	Is/Was to Be Met

Howard L. Beck	2006	189,144	9,961	199,105	6,124,470	—	January 1, 2008
	2005	189,144	7,298	196,442	5,461,088
	Change	—	+2,663	+2,663	+663,382
C.W.D. Birchall	2006	150,000	3,801	153,801	4,730,919	—	January 1, 2008
	2005	150,000	3,757	153,757	4,274,445
	Change	—	+44	+44	+456,474
Donald J. Carty	2006	10,000	2,200	12,200	375,272	—	February 21, 2011
	2005	N/A	N/A	N/A	N/A
	Change	N/A	N/A	N/A	N/A
Gustavo Cisneros	2006	—	9,624	9,624	296,034	—	September 9, 2008
	2005	—	6,963	6,963	193,571
	Change	—	+2,661	+2,661	+102,463
Marshall A. Cohen	2006	4,000	9,961	13,961	429,440	—	January 1, 2008
	2005	4,000	7,298	11,298	314,084
	Change	—	+2,663	+2,663	+115,356
Peter A. Crossgrove	2006	5,000	5,447	10,447	321,350	—	January 1, 2008
	2005	5,000	4,112	9,112	253,314
	Change	—	+1,335	+1,335	+68,036

						Amount
						Needed to
						Meet the	Date at Which
				Total Number of	Total Value of	Shareholding	Shareholding
		Number of	Number of	Common Shares	Common Shares	Requirement	Requirement
Director	Year	Common Shares	DSUs(1)	and DSUs	and DSUs ($)(2)	($)	Is/Was to Be Met

John W. Crow	2006	15,500	1,100	16,600	510,616	—	February 21, 2011
	2005	N/A	N/A	N/A	N/A
	Change	N/A	N/A	N/A	N/A
Robert M. Franklin	2006	35,958	1,100	37,058	1,139,904	—	February 21, 2011
	2005	N/A	N/A	N/A	N/A
	Change	N/A	N/A	N/A	N/A
Peter C. Godsoe	2006	1,500	5,626	7,126	219,196	30,804	February 12, 2009
	2005	1,500	2,996	4,496	124,989
	Change	—	+2,630	+2,630	+94,207
J. Brett Harvey	2006	5,500	1,348	6,848	210,644	39,356	December 15, 2010
	2005	1,800	44	1,844	51,263
	Change	+3,700	+1,304	+5,004	+159,381
Brian Mulroney	2006	1,000	—	1,000	30,760	219,240	January 1, 2008
	2005	1,000	—	1,000	27,800
	Change	—	—	—	+2,960
Anthony Munk	2006	5,000	5,447	10,447	321,350	—	January 1, 2008
	2005	5,000	4,112	9,112	253,314
	Change	—	+1,335	+1,335	+68,036
Peter Munk	2006	2,000,000	—	2,000,000	61,520,000	—	January 1, 2008
	2005	1,500,000	—	1,500,000	41,700,000
	Change	+500,000	—	+500,000	+19,820,000
Joseph L. Rotman	2006	—	5,447	5,447	167,550	82,450	January 1, 2008
	2005	—	4,112	4,112	114,314
	Change	—	+1,335	+1,335	+53,236
Steven J. Shapiro	2006	3,000	3,305	6,305	193,942	56,058	September 1, 2009
	2005	3,000	1,986	4,986	138,611
	Change	—	+1,319	+1,319	+55,331
Gregory C. Wilkins (3)	2006	47,500	—	47,500	1,461,100	—	January 1, 2008
	2005	20,000	—	20,000	556,000
	Change	+27,500	—	+27,500	+905,100

(1)	The DSU Plan came into effect on July 1, 2003. Directors who are also employees of Barrick or any of its subsidiaries are not eligible to receive DSUs. Mr. Birchall was appointed Vice Chairman of Barrick on July 8, 2005. Since September 1, 2005, Mr. Birchall has not received DSUs as compensation; however additional DSUs are credited to the DSUs Mr. Birchall held prior to September 1, 2005 to reflect dividends paid on Barrick Common Shares.

(2)	The closing price of a Barrick Common Share on the Toronto Stock Exchange, converted to US dollars using the applicable Bank of Canada noon rate for that day, was $30.76 and $27.80, respectively, on December 31, 2006 and at December 31, 2005.

(3)	Mr. Wilkins also held 180,431 restricted share units as at December 31, 2006, with a value of $5,550,058 based on the closing price on the Toronto Stock Exchange of a Barrick Common Share, converted to U.S.$30.76 using the Bank of Canada noon rate as of December 31, 2006.

Directors’ Stock Options

      Non-management directors of the Company have not received any options to acquire Barrick Common Shares since May 2003, and the Stock Option Plan (2004) specifically excludes non-management directors from receiving options under that plan. Some non-management directors who served on the Board prior to May 2003, were previously awarded options, which are detailed in the table below. Messrs. Carty, Crow, Franklin, Godsoe, Harvey and Shapiro have no stock options as they joined the Board subsequent to May 2003. Messrs. Birchall, Mulroney, Peter Munk and Wilkins receive compensation as officers or employees of Barrick and are eligible to participate in the Company’s stock option plans; these individuals do not receive additional compensation for their service as directors. Options do not count toward directors’ share ownership requirements outlined under “— Share Ownership Requirement” above.

      The following table shows for each director: (1) the total number of options to acquire Barrick Common Shares under the Company’s stock option plans as at December 31, 2006; (2) the total number of options exercised by each director in 2006; (3) the total number of unexercised options held at December 31, 2006; (4) and the total dollar value of unexercised options at December 31, 2006.

						For Vested Options at
						December 31, 2006

								Value of
				Outstanding	Options	Exercised in		Unexercised
	Date Granted	Expiry Date	Exercise	Options	Vested	2006	Unexercised	Options
Name	(MM/DD/YY)	(MM/DD/YY)	Price	(#)	(#)	(#)	(#)	(US$)(1)

Howard L. Beck	05/16/00	05/15/10	Cdn. $27.30	100,000	100,000	0	100,000	733,676
Gustavo Cisneros	05/02/03	05/01/13	Cdn. $22.08	100,000	75,000	0	75,000	886,203
Marshall A. Cohen	05/16/00	05/15/10	Cdn. $27.30	100,000	100,000	0	100,000	733,676
Peter A. Crossgrove	05/16/00	05/15/10	Cdn. $27.30	50,000	50,000	0	50,000	366,838
Brian Mulroney(2)	12/04/00	12/03/10	Cdn. $23.60	150,000	150,000	0	150,000	1,576,759
	12/03/02	12/02/12	Cdn. $23.85	100,000	100,000	0	100,000	1,029,720
	12/08/03	12/07/13	Cdn $29.60	100,000	75,000	0	75,000	402,234
	12/07/04	12/06/11	US$23.80	200,000	100,000	0	100,000	696,000

				550,000	425,000	0	425,000	3,704,713

Anthony Munk	05/01/97	04/30/07	Cdn. $31.05	100,000	100,000	0	100,000	411,886

Peter Munk	02/04/97	02/03/07	Cdn. $36.65	500,000	500,000	0	500,000	—
	02/09/98	02/08/08	Cdn. $28.35	750,000	750,000	0	750,000	4,826,813
	12/04/00	12/03/10	Cdn. $23.60	500,000	500,000	0	500,000	5,255,863
	12/03/02	12/02/12	Cdn. $23.85	300,000	300,000	0	300,000	3,089,160
	12/08/03	12/07/13	Cdn. $29.60	300,000	225,000	0	225,000	1,206,703
	12/07/04	12/06/11	US$23.80	300,000	150,000	0	150,000	1,044,000

				2,650,000	2,425,000	0	2,425,000	15,422,539

Joseph L. Rotman	05/16/00	05/15/10	Cdn. $27.30	100,000	100,000	0	100,000	733,676

Gregory C. Wilkins	05/16/00	05/15/10	Cdn. $27.30	100,000	100,000	0	100,000	733,676
	02/27/03	02/26/13	Cdn. $23.99	500,000	375,000	0	375,000	3,816,400
	12/08/03	12/07/13	Cdn. $29.60	500,000	375,000	0	375,000	2,011,172
	12/07/04	12/06/11	US$23.80	375,000	187,500	0	187,500	1,305,000
	12/15/05	12/14/12	US$26.84	75,000	18,750	0	18,750	73,500
	12/12/06	12/11/13	US$30.41	187,767	—	0	—	—

				1,735,767	1,056,250	0	1,056,250	7,939,748

(1)	The value shown for unexercised stock options is the in-the-money value as of December 31, 2006. This calculation is based on the closing price of a Barrick Common Share on the Toronto Stock Exchange which was Cdn. $35.85, converted to US$30.76 using the Bank of Canada noon rate as at December 31, 2006.

(2)	On January 3, 2007, Mr. Mulroney exercised all of his December 4, 2000 grant stock options for a realized gain of $1,485,371.

EQUITY COMPENSATION PLAN INFORMATION

      The following table provides information on the Company’s equity compensation plans as of March 1, 2007.

Number of Shares
	Number of Shares		Remaining Available
	Reserved to be Issued	Weighted Average	for Future Issuance Under
	Upon Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding	Outstanding Options	as at March 1, 2007
Equity Compensation Plans Approved	Options as at	as at	(Excluding Shares
by Shareholders(1)	March 1, 2007	March 1, 2007	Reflected in Column 2)

Amended and Restated Stock Option Plan	9,626,233	$23.26	4,730,671
Stock Option Plan (2004)	6,743,262	$25.29	8,748,059

(1)	In addition, Barrick inherited the stock option plans of Placer Dome Inc., Homestake Mining Company and Sutton Resources Ltd. in connection with its acquisitions of those companies. As at March 1, 2007, 892,439 Barrick Common Shares were issuable upon exercise of outstanding options under the Placer Dome Inc. 1987 Stock Option Plan, with a weighted average exercise price of $18.24. As of March 1, 2007, 123,153 Barrick Common Shares were issuable upon the exercise of outstanding options under the Homestake Mining Company Stock Option Plan, with a weighted average exercise price of $13.62. As of March 1, 2007, 9,260 Barrick Common Shares were issuable upon the exercise of outstanding options under the Sutton Resources Ltd. Stock Option Plan, with a weighted average exercise price of $18.62. Excluding Barrick Common Shares to be issued upon exercise of outstanding options, no Barrick Common Shares remain available for future issuance under the Placer Dome Inc., Homestake Mining Company or Sutton Resources Ltd. stock option plans. Options granted under the Amended and Restated Stock Option Plan, and the stock option plans of Placer Dome Inc. and Sutton Resources Ltd. are priced in Canadian dollars. The weighted average exercise price of outstanding options as at March 1, 2007 is based on the Canadian dollar weighted average exercise price as of that date, converted to US dollars using the Bank of Canada noon rate as at March 1, 2007. Options granted under the Stock Option Plan (2004) and the Homestake Mining Company Stock Option Plan are priced in U.S. dollars.

Stock Option Plans

      In 1996, shareholder and regulatory approval was obtained to implement Barrick’s Amended and Restated Stock Option Plan (the “Amended and Restated Plan”). Barrick’s shareholders authorized the issuance of up to 35,000,000 Barrick Common Shares under the Amended and Restated Plan. As of March 1, 2007, 13,976,330 Barrick Common Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.6% of the Company’s outstanding capital as of that date. As of March 1, 2007, there were options outstanding to purchase an aggregate of 9,626,233 Barrick Common Shares under the Amended and Restated Plan, representing 1.1% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled. Therefore, the number of Barrick Common Shares issued and issuable under the Amended and Restated Plan as of March 1, 2007 totaled 23,602,563 Barrick Common Shares, representing 2.7% of the Company’s then outstanding capital. As of March 1, 2007, 4,730,671 stock options remained available for grant under the Amended and Restated Plan.

      In 2004, shareholder and regulatory approval was obtained to implement Barrick’s Stock Option Plan (2004) (the “2004 Plan”). Barrick’s Shareholders authorized the issuance of up to 16,000,000 Barrick Common Shares under the 2004 Plan. As of March 1, 2007, 508,679 Barrick Common Shares had been issued pursuant to options granted under the 2004 Plan. As of December 31, 2006, there were options outstanding to purchase an aggregate of 6,743,262 Barrick Common Shares under the 2004 Plan, representing 0.8% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited or cancelled. Therefore, the number of Barrick Common Shares issued and issuable under the 2004 Plan as of March 1, 2007 totaled 7,251,941 Barrick Common Shares, representing 0.8% of the Company’s then outstanding capital. As of March 1, 2007, 8,748,059 stock options remained available for grant under the 2004 Plan, representing 1.0% of the Company’s then outstanding capital.

      The Meeting has also been called to consider, and if thought appropriate, pass a resolution approving certain amendments to the 2004 Plan. See “Amendment of Stock Option Plan (2004)” on page 38.

      The purpose of the Amended and Restated Plan and the 2004 Plan (collectively, the “Stock Option Plans”) is to provide key employees of the Company and its subsidiaries and consultants compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate key personnel and reward significant performance achievements. The Company’s directors were eligible to receive options under the Amended and Restated Plan. The Company has not granted stock options to non-management directors since May 2003. Non-management directors are not eligible to participate in the 2004 Plan.

      Under each of the Stock Option Plans, the total number of Barrick Common Shares to be optioned to any optionee together with any Barrick Common Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Common Shares outstanding at the date of the grant of the option.

      A Committee of the Board of Directors administers the Stock Option Plans. All grants of options by the Committee under the Stock Option Plans are subject to the approval of the Board of Directors, and no option has any force or effect until such approval is obtained. The exercise price of each option granted under the Stock Option Plans is determined by the Committee. The exercise price of each option granted may not be less than the closing price of a Barrick Common Share on the Toronto Stock Exchange on the last trading day before the day the option is granted. Repricing of options is expressly prohibited under the 2004 Plan.

      Options granted under the Plans are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives. Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause, and in the case of the 2004 Plan, retirement. If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the option may be exercised within three months, in the case of options granted under the Amended and Restated Plan, or within six months, in the case of options granted under the 2004 Plan, of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such options at the date of the termination of employment or death of the optionee. However, under the Amended and Restated Plan, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option. In the case of the 2004 Plan, the Committee may in some of these cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option or three years from the termination of employment or death of the optionee, as the case may be.

      Options granted under the Amended and Restated Plan expire not later than ten years after the date of grant, and options granted under the 2004 Plan expire not later than seven years after the date of grant. Generally, options do not vest immediately. The Committee’s practice under the Amended and Restated Plan has been to grant options having a term of ten years, vesting over a period of four years, and the Committee’s practice under the 2004 Plan has been to grant options having a term of seven years, vesting over a period of four years. The Stock Option Plans contain standard provisions permitting accelerated vesting for executive officers and other members of management who are party to a change in control agreement with the Company in the event of a change in control of Barrick.

      The 2004 Plan provides that the Committee, subject to the approval of the Board of Directors, may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the individual. The Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results.

      The Board of Directors may at any time terminate the Stock Option Plans and may amend them in such respects as the Board of Directors deems appropriate, subject to required regulatory or shareholder approval where required, provided that, in the case of the Amended and Restated Plan, any amendment or termination may not alter or impair in any materially adverse fashion any option previously granted to an optionee under the Amended and Restated Plan without the consent of the optionee, and in the case of the 2004 Plan, any amendment or termination may not decrease the entitlements of an optionee that have accrued prior to the date of such amendment or termination, and the 2004 Plan may not be amended to permit repricing of outstanding options without shareholder approval.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

      During 2006, one senior officer had a loan outstanding from the Company (other than “routine indebtedness” under applicable Canadian securities and corporate laws). This loan was repaid in full on January 5, 2007. The Company no longer grants loans to its directors or senior officers.

Largest
	Involvement	Amount	Amount
	of Issuer or	Outstanding	Outstanding as at
Name and Principal Position	Subsidiary	during 2006(2)	March 1, 2007(2)

Brad L. Doores(1)	Corporation Loan	$76,630	Nil
Vice President and Assistant General Counsel (Cedar Valley, Ontario)

(1)	The loan to Mr. Doores was made on October 19, 1995 in connection with the purchase of his residence. The loan was secured against the residence, accrued interest at a rate of 5.78% per annum, and was denominated in Canadian dollars.

(2)	The rate of exchange used to convert to United States dollars is the Bank of Canada noon rate on the applicable date.

     As at March 1, 2007, there was no outstanding indebtedness owed to the Company or its subsidiaries by any present and former directors, officers and employees of Barrick and its subsidiaries, including indebtedness in connection with purchase of securities, other than “routine indebtedness” under applicable Canadian securities laws.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

      During 2006, Barrick purchased insurance for the benefit of directors and officers of Barrick and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Business Corporations Act (Ontario). The premium for such insurance was $3.25 million. The policy provided coverage to each director and officer of $150 million in the policy year.

      In accordance with the provisions of the Business Corporations Act (Ontario), Barrick’s by-laws provide that Barrick will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a company of which Barrick is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including amounts paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which he or she was made a party by reason of being or having been a director or officer of Barrick or such other company if he or she acted honestly and in good faith with a view to the best interests of the Company or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds to believe that his or her conduct was lawful. If Barrick becomes liable under the terms of its by-laws, the insurance coverage will extend to its liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

      During 2006, certain current and former officers were either indemnified by the Company or paid by the insurer under the Company’s directors and officers insurance policy for costs incurred by them in their capacity as directors and officers of Barrick. Randall Oliphant (former Chief Executive Officer), John K. Carrington (former Chief Operating Officer), and Jamie C. Sokalsky (current Chief Financial Officer) and the Company were named as defendants in Wagner v. Barrick, a securities class action complaint filed in the U.S. District Court for the Southern District of New York in 2003. During 2006, $2,160 was paid by the Company on behalf of Mr. Oliphant in connection with his defense costs for this litigation. In addition, the Company has retained a law firm to act as common defense counsel for the Company and the three individual defendants; these defense costs are subject to coverage under the Company’s directors and officers insurance policy and amounted to $954,400 in 2006.

APPOINTMENT OF AUDITORS

      Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of Barrick to hold office until the next annual meeting of shareholders and the authorization of the Board of Directors to fix their remuneration.

      For the year ended December 31, 2006, PricewaterhouseCoopers LLP were paid total fees of $7.2 million for audit services and total fees of $2.0 million for other services, comprised of $0.2 million for audit-related services, $0.1 million for non-audit related services, and $1.7 million for tax compliance and advisory services. All non-audit services to be provided by PricewaterhouseCoopers LLP are subject to pre-approval by the Audit Committee.

      The Board of Directors recommends that shareholders vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of the Board of Directors to fix their remuneration.

AMENDMENT OF STOCK OPTION PLAN (2004)

      The Meeting has also been called to consider and, if thought appropriate, pass a resolution approving amendments to the Stock Option Plan (2004) of the Company (the “2004 Plan”) to:

(a)	permit the pricing of Options based on the closing price of the Shares purchaseable under such Options on either The Toronto Stock Exchange (the “TSX”) (as is currently provided under the 2004 Plan) or the New York Stock Exchange (“NYSE”), as determined by the committee of the Board of Directors appointed to administer the 2004 Plan (the “Committee”);

(b)	extend the expiry date of any Option outstanding under the 2004 Plan in the event the Option would otherwise expire during or within 10 business days following the period in which trading of securities of the Company by the Option holder is restricted pursuant to (i) the Company’s written policies (such as its Insider Trading Policy), or (ii) a trading blackout imposed on the Optionholder by the Company, to the date that is the tenth business day following the date of expiry of such period (the “Blackout Period”);

(c)	permit the granting of Options during a Blackout Period at a price per common share of the Company (“Shares”) at which such Shares underlying the Option may be purchased (“Option Price”) equal to the greater of (i) the market price of the Shares at the time of the grant, and (ii) the market price of the Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any Options granted during the Blackout Period be exercisable until after the Option Price has been fixed;

(d)	further restrict the grant of Options to insiders; and

(e)	specify the types of amendments to the provisions of either the 2004 Plan or outstanding Options granted thereunder that require and do not require shareholder approval.

      The proposed amendments have been approved by the Board and the TSX conditional upon shareholder approval.

      A copy of the 2004 Plan reflecting the proposed amendments may be obtained by contacting Barrick’s Investor Relations Department, BCE Place, TD Canada Trust Tower, Suite 3700, 161 Bay Street, P.O. Box 212, Toronto, Ontario, M5J 2S1, Canada, Telephone: 1-800-720-7415 (within Canada and the United States) or (416) 861-9911, Email: investor@barrick.com.

(a)	Pricing of Options Based on NYSE Closing Price

      Currently, the 2004 Plan provides that the Option Price applicable to Shares which are the subject of any Option shall in no circumstances be lower than the Market Price (as defined in the 2004 Plan) of such Shares at the date of grant of the Option. The current definition of “Market Price” under the 2004 Plan is as follows:

‘“Market Price”, at any date in respect of Shares, shall be the closing price of the Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the Business Day immediately preceding the date on which the Option is approved by the Committee. In the event that such Shares did not trade on such date, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be determined by the Committee in its sole discretion.’

      The Board of Directors believes it is in the best interest of the Company to provide for flexibility under the 2004 Plan to set Option Prices based on the closing price of the Shares underlying the subject Options on either the TSX or the NYSE, being the principal exchanges on which the Shares are traded. Accordingly, the Company proposes to amend the definition of “Market Price” under the 2004 Plan to add this flexibility. The proposed amended definition is as follows:

‘“Market Price”, at any date in respect of Shares, shall be the closing price of the Shares on the TSX or the NYSE, as determined by the Committee (or, if such Shares are not then listed and posted for trading on either such exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the Business Day immediately preceding the date on which the Option is approved by the Committee. In the event that such Shares did not trade on such date, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be determined by the Committee in its sole discretion.’

(b)	Extension of Options Expiring During Trading Black-Out

      Under the current terms of the Company’s Insider Trading Policy, directors, officers and certain employees of the Company are prohibited from trading in securities of the Company during the period that begins 15 days prior to the public release of the Company’s quarterly or annual financial results and that ends three days after the public release of the respective financial results. The period during which directors, officers and certain employees of the Company are prohibited from trading under the Company’s Insider Trading Policy is referred to as a “trading black-out”. In addition, the Insider Trading Policy and securities laws provide for the imposition of trading black-outs on individuals with knowledge of pending material developments that have not been disclosed to the public.

      Pursuant to a TSX Staff Notice issued on June 6, 2006 (the “TSX Notice”), TSX Staff have recognized the appropriateness of such trading black-outs by public companies, as well as the issue arising in the event that an option or other share compensation arrangement expires while the holder is subject to such a trading black-out or shortly thereafter. In the TSX Notice, TSX Staff have indicated that the TSX is prepared, subject to shareholder approval, to permit amendments to option plans and other share compensation arrangements that extend those arrangements if they, or options or securities issued thereunder, would otherwise expire during or shortly after a trading black-out. The Company believes that an amendment to its 2004 Plan and outstanding Options that would provide for an extension of Options in such circumstances is appropriate, as it will enable an Option holder to exercise their Options after material information known to the Option holder has been disclosed to the public, thereby avoiding an unintended loss of the benefit of the Option as a result of the trading black-out.

      Accordingly, the Company has proposed amendments to the 2004 Plan (such amendments referred to as the “Black-out Extension Amendments”) to, firstly, add the following text to Section 5.5 of the 2004 Plan to allow the extension of the expiry date of any Option outstanding under the 2004 Plan that expired during or within 10 business days following a trading black-out to the tenth business day following the expiry of the trading black-out:

“Notwithstanding the foregoing, if the term of an Option held by any Optionee expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such Optionee, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period (the “Blackout Expiration Term”).”

      In addition, in relation to this change, it is proposed that the 2004 Plan be amended to add as new definition the following definition of “Blackout Period”, which is used in the amendment to Section 5.5 and other amendments discussed below:

‘ “Blackout Period” means a period when the Optionee is prohibited from trading in the Corporation’s securities pursuant to (i) the Corporation’s written policies then applicable, or (ii) a notice in writing to the Optionee by a senior officer or director of the Corporation’

(c)	Granting of Options During a Trading Black-Out

      The rules of the TSX pertaining to stock options plans under the TSX Company Manual (the “TSX Rules”) do not prohibit the granting of Options during a Blackout Period but they do prohibit the fixing of the Option Price during such a period, except in limited circumstances.

      Under a TSX Staff Notice issued on October 24, 2005, the TSX indicated that Options granted while material information is undisclosed will be cancelled, forfeited or re-priced to a price established after the material information has been disclosed to the market and the impact on the trading price of the securities underlying the Options is known. The Board of Directors believes that it is reasonable to permit the granting of Options during a Blackout Period so long as the Option Price of such Options is fixed at a price greater than the market price of the Shares underlying such Options on the date of grant and the market price of the Shares underlying such Options following the expiry of the Blackout Period, thereby satisfying the requirement under both the TSX Rules and the 2004 Plan that the Option Price not be less than the market price on the date of grant and the TSX’s concern that Options not be priced based on a market price that does not reflect the impact of material undisclosed information. Accordingly, the Company proposes to amend Section 5.2 of the 2004 Plan to add the following text to permit the granting of Options during a Blackout Period:

“Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.4.”

      To provide for the method of pricing these Options, the Company proposes to add the following text to Section 5.4 of the 2004 Plan:

“If the Committee grants Options to an Optionee during a Blackout Period applicable to such Optionee, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period.”

      Ancillary to these changes, the Company proposes to amend the 2004 Plan to add the following definition of “Post-Blackout Period Price” which is used in the addition to Section 5.4 of the 2004 Plan set out above:

‘ “Post-Blackout Period Price” shall be the closing price of the Shares on the TSX or the NYSE, as determined by the Committee (or, if such Shares are not then listed and posted for trading on either such exchange, on such stock exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the first Business Day following the date on which the relevant Blackout Period has expired. In the event that such Shares did not trade on such date, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date. In the event that such Shares are not listed and posted for trading on any stock exchange, the Post-Blackout Period Price in respect thereof shall be as determined by the Committee in its sole discretion at the close of business on the first Business Day following the expiration of the relevant Blackout Period.’

      This definition mirrors the proposed amended definition of “Market Price” (set out above) except that it fixes the market price of the Shares underlying the subject Options at the closing price of such Shares on the TSX or the NYSE, as applicable, on the first business day following the expiration of the relevant Blackout Period.

      The Board of Directors believes that these amendments are necessary to ensure that participants under the 2004 Plan are not inappropriately deprived of the grant of earned Options in accordance with the Company’s usual granting schedule.

(d)	Amendment to Limits on Insider Participation

      The 2004 Plan currently provides that the total number of Shares to be optioned to any Optionholder under the 2004 Plan together with any Shares reserved for issuance to such Optionholder under options or warrants for services and other share compensation arrangements shall not exceed 1% of the issued and outstanding Shares at the date of grant of the Option.

      The Company proposes to add to this restriction by including in the 2004 Plan the following new provision, as an addition to Section 5.7 of the 2004 Plan, which will (i) limit the number of Shares that may be purchased by insiders pursuant to Options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the total issued and outstanding Shares of the Company, and (ii) limit the number of Shares issued to insiders in any one-year period under Options granted under the 2004 Plan or any other share compensation arrangement of the Company to not greater than 10% of the issued and outstanding Shares of the Company:

“Notwithstanding any other provision contained in the Plan, the aggregate number of Shares issuable to insiders of the Corporation under the Plan or any other share compensation arrangement of the Corporation shall not at any time exceed 10% of the issued and outstanding Shares and the aggregate number of Shares issued to insiders under the Plan or any other share compensation arrangement of the Corporation, within a one-year period, shall not exceed 10% of the issued and outstanding Shares.”

      As ancillary matters, it is proposed that the following definitions used in the amendment described above be added to the 2004 Plan:

‘ “insider” has the meaning ascribed thereto in the TSX Company Manual’; and

‘ “share compensation arrangement” means a stock option plan, stock option, stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury to any employee, officer, director or consultant of the Corporation’

(e)	Amendment Procedure

      In the TSX Notice, TSX Staff have recommended that issuers amend their option plans and other share compensation arrangements to specify the type of amendments to those plans and arrangements and any securities granted thereunder that do not require shareholder approval in order to be effective. In the event that issuers do not adopt such an amendment procedure prior to June 30, 2007, issuers will not be permitted to make any amendments to their option plans or other share compensation arrangements after that date, including minor amendments of a “housekeeping” nature, without obtaining shareholder approval. Accordingly, the Company has proposed an amendment to the 2004 Plan that replaces the existing general amendment provision in Section 9.4(a) of the 2004 Plan with a new provision that specifies the types of amendments to the 2004 Plan or any outstanding Option that can be made by the Board of Directors without shareholder approval. The proposed new amendment provision is as follows:

“(a)	The Board may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Corporation (provided that, in the case of any action taken in respect of an outstanding Option, the Optionee’s consent to such action shall be required unless the Board determines that the action would not materially and adversely affect such Optionee), for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Corporation. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:

(i)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(ii)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(iii)	changing the vesting provisions of the Plan or any Option;

(iv)	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; and

(v)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve.”

      The Company also proposes to specify in the 2004 Plan the types of material amendments that will require shareholder approval certain of which are codified in the TSX Rules. To incorporate this amendment, the Company proposes to replace Section 9.4(b) of the 2004 Plan with the following:

“(b)	Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Corporation under any applicable securities laws or requirements shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(i)	any amendment to the provisions of this Section 9.4 which is not an amendment within the nature of Section 9.4(a)(i) or Section 9.4(a)(ii);

(ii)	any increase in the maximum number of Shares issuable under the Plan (other than pursuant to Article 8);

(iii)	any reduction in the Option Price or extension of the period during which an Option may be exercised;

(iv)	any amendments to Section 5.6 to permit the repricing of Options;

(v)	the cancellation and reissue of any Option;

(vi)	any amendment to the eligible participants under the Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Plan on a discretionary basis; and

(vii)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

provided that, in the case of an amendment referred to in Section 9.4(b)(iii) hereof, insiders of the Corporation who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

(c)	For the purposes of this Section 9.4, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Optionee ceases to be a director, officer, consultant or employee of the Corporation or any of its Subsidiaries.

(d)	The shareholders’ approval of an amendment, if required pursuant to the terms hereof, shall be given by approval of the holders of a majority of the Shares present and voting in person or by proxy at a duly called meeting of the shareholders. Options may be granted under the Plan prior to the approval of the amendment, provided that no Shares may be issued pursuant to the amended terms of the Plan until the shareholders’ approval of the amendment has been obtained.”

(f)	Approval Required for Proposed 2004 Plan Amendments

      The resolution respecting the proposed amendments to the 2004 Plan (the “Stock Option Plan Resolution”) must be approved by a majority of the votes cast at the Meeting.

      The Board of Directors recommends a vote “for” the proposed amendments to the 2004 Plan described above and referred to in the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the resolution.

      The resolution to approve the amendments to the 2004 Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“BE IT RESOLVED THAT:

1.	The proposed amendments to the Company’s Stock Option Plan (2004), as described in the Management Proxy Circular, dated March 19, 2007, be and they are hereby approved, ratified and confirmed; and

2.	any director or officer of the Company be and they are hereby authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

AVAILABILITY OF DISCLOSURE DOCUMENTS

      Additional information relating to Barrick is available on SEDAR at www.sedar.com and on Barrick’s website, www.barrick.com. Financial information about Barrick is provided in the Company’s comparative financial statements and management’s discussion and analysis of financial and operating results for the year ended December 31, 2006.

      Barrick will provide to any person or company, upon request to its Investor Relations Department, a copy of:

(1)	its 2006 Annual Report, including management’s discussion and analysis of financial and operating results;

(2)	its latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(3)	its comparative financial statements for the year ended December 31, 2006, together with the report of its auditors thereon, and any interim financial statements filed subsequently; and

(4)	its Management Proxy Circular for its last Annual Meeting of Shareholders.

Barrick’s Investor Relations Department may be reached at:

Toll-free number within Canada and the United States: 1-800-720-7415
Telephone: (416) 861-9911
Fax: (416) 861-0727
Email: investor@barrick.com

BCE Place, TD Canada Trust Tower
Suite 3700, 161 Bay Street
P.O. Box 212
Toronto, Ontario M5J 2S1
Canada

DIRECTORS’ APPROVAL

      The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board of Directors.

Toronto, Ontario, March 19, 2007.

By Order of the Board of Directors

Sybil E. Veenman
Vice-President, Assistant General Counsel and
Secretary

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Mandate

      The Board of Directors (the “Board”) is responsible for the stewardship of Barrick Gold Corporation (the “Company”) and for the supervision of the management of the business and affairs of the Company.

      Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

      The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

      The Board discharges its responsibilities directly and through delegation to its Committees.

      The Board’s responsibilities shall include:

          Oversight of Management

1.	Through the Compensation Committee, adopting a succession planning process and participating in the selection, appointment, development, evaluation and compensation of the Chairman of the Board, the Chief Executive Officer (“CEO”) and other senior officers.

2.	Through the actions of the Board and its individual directors and through Board’s interaction with and expectations of senior officers, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Company, and that the CEO and other executive officers create a culture of integrity throughout the Company.

3.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

4.	Developing and approving position descriptions for each of the Chairman of the Board, CEO and the Chairperson of each Board Committee, and measuring the performance of those acting in such capacities against such position descriptions.

          Financial and Risk Matters

5.	Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

6.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

7.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

8.	Approving annual and, either directly or through the Audit Committee, quarterly financial statements and the release thereof by management.

9.	Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including for the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

A-1

          Business Strategy

10.	Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

11.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

12.	Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

          Communications and Reporting

13.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

14.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

15.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the Chairman of the Corporate Governance and Nominating Committee.

          Corporate Governance

16.	Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

17.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

18.	Ensuring that the Board receives from senior officers the information and input required to enable the Board to effectively perform its duties.

19.	Overseeing, through the Corporate Governance and Nominating Committee, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

          Board Organization

20.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

A-2